Valneva Reports Full Year 2024 Results and
Provides Business Updates and Outlook

•Met 2024 growth targets for product sales (+13% vs 2023) and total revenues (+10% vs 2023)
•Strong year-end cash position of €168.3 million including sale of Priority Review Voucher1, successful private placement and 67% reduction in operating cash burn
•Substantial clinical and regulatory progress in 2024; further data readouts, product approvals and label extensions anticipated in 2025
•2025 outlook reflects solid revenue growth and positive commercial cash flows to support strategic R&D investments with lower operating cash burn

Saint-Herblain (France), March 20, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported its consolidated financial results for the year ended December 31, 2024 and provided key corporate updates and guidance for its future results. The consolidated financial results2 are available on the Company’s website (Financial Reports – Valneva).
Valneva will provide a live webcast of its full-year 2024 results conference call beginning at 3 p.m. CET/10 a.m. EDT today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/4n8iegdt

2024 Financial Performance
•Product sales reached €163.3 million for the year ended December 31, 2024 compared to €144.6 million in the same period of 2023, an increase of 13%
•Total revenues were €169.6 million for the year ended December 31, 2024 compared to
€153.7 million for the year ended December 31, 2023, an increase of 10%
•Net loss of €12.2 million compared to a 2023 net loss of €101.4 million, including proceeds from the Priority Review Voucher (PRV) sale
•67% reduction in operating cash burn (€67.2 million in 2024 compared to €202.7 million in 2023)
•Cash and cash equivalents were €168.3 million as at December 31, 2024, compared to
€126.1 million at December 31, 2023. Year-end cash was significantly augmented by the sale of the PRV and successful private placement3.

Financial Outlook
1 Valneva Announces Sale of Priority Review Voucher for $103 Million - Valneva
2 The audit procedures on the consolidated financial statements have been performed. The audit report will be issued upon finalization of procedures regarding the filing.
3 Valneva Announces the Success of its Private Placement Raising approximately €60 Million - Valneva
March 20, 2025 VALNEVA SE

The Company provides the following guidance on its future results:
•Product sales expected to grow to €170-180 million in 2025, driving positive cash-flows for the overall commercial business
•Total revenues expected to reach €180-190 million in 2025
•Total R&D investments expected between €90 - €100 million in 2025, which will be partially offset by grant fundings and anticipated R&D tax credits
•Continued stringent focus on cash management supporting sufficient cash runway to reach key inflection points; targeting more than 50% lower operating cash burn in 2025

Peter Bühler, Valneva’s Chief Financial Officer, commented, “Once again, we successfully delivered double digit sales growth, despite lower than anticipated launch-year IXCHIQ® sales in the U.S. We made significant clinical and regulatory progress last year, setting the stage for several important advancements to potentially drive value in 2025, most notably with the first Phase 3 study results for our lead Lyme disease vaccine candidate, VLA15. In 2025, we will continue to focus on commercial execution while investing strategically in advancing our science-driven pipeline to generate substantial future value. With over €168 million of cash at the end of 2024, we are entering 2025 in a good financial position to support these objectives.”

R&D, Regulatory, and Strategic Highlights
•Continued to progress Lyme disease program according to plan, including completion of primary vaccination series (three doses) in ongoing Phase 3 study VALOR, reporting of further positive Phase 2 booster results, and publication of Phase 2 data in the Lancet
•Secured three additional regulatory approvals (Canada, Europe, UK) for world’s first chikungunya vaccine, IXCHIQ®; filed adolescent label extension submissions and received positive opinion from the European Medicines Agency (EMA); awarded new $41.3 million grant from the Coalition for Epidemic Preparedness (CEPI)4 and signed exclusive license agreement with the Serum Institute of India (SII)5 for Asia
•Augmented clinical pipeline with a leading tetravalent Shigella vaccine candidate6 and initiated Phase 2b trial; Granted Fast Track Designation by the United States Food and Drug Administration (FDA)
•Advanced novel Zika vaccine candidate into Phase 1 clinical development
•Finalized new $32.8 million IXIARO® supply contract with the U.S. Department of Defense (DoD) in January 20257

Key Upcoming Milestones:
•First data readout for Lyme disease Phase 3 VALOR study expected at the end of 2025
•Further chikungunya vaccine approvals, including the first endemic country (Brazil) and adolescent label extensions for IXCHIQ® in major travel markets
•Initiation of Phase 3 pediatric trial of IXCHIQ® to support further potential label expansion
4 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
5 Valneva Successfully Expands Access to Asia for its Chikungunya Vaccine with Serum Institute of India - Valneva
6 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate - Valneva
7 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million - Valneva

•Launch of Phase 2 pediatric study of tetravalent Shigella vaccine candidate in the first half of 2025 and Phase 2b efficacy data from Human Challenge Study (CHIM)
•Phase 1 results for Zika vaccine candidate

Financial Information

€ in million	12 months ending December 31,
	2024	2023
Total Revenues	169.6	153.7
Product Sales	163.3	144.6
Net profit/(loss)	(12.2)	(101.4)
Adjusted EBITDA[8]	32.9	(65.2)
Cash	168.3	126.1

Commercial Portfolio
Valneva’s commercial portfolio is composed of three vaccines, IXIARO®/JESPECT®, DUKORAL® and recently launched IXCHIQ®. The Company also distributes certain third-party products in countries where it operates its own marketing and sales infrastructure.
JAPANESE ENCEPHALITIS VACCINE IXIARO®/JESPECT®
In 2024, IXIARO®/JESPECT® sales increased by 28% to €94.1 million, showing double-digit sales growth to both travelers and the DoD compared to 2023.
In 2024, Valneva supplied additional doses of IXIARO® to the DoD under the contract signed in September 2023, which allowed the DoD to purchase additional doses during the following twelve months.
In January 2025, Valneva secured a new $32.8 million contract with the DoD9. Similar to previous contracts, it includes the possibility to purchase additional doses during the following twelve months.
CHOLERA / ETEC10-DIARRHEA VACCINE DUKORAL®
In 2024, DUKORAL® sales grew 8% reaching €32.3 million supported by increased sales in Canada, the biggest travel market for DUKORAL®, as well as improved product availability resulting in replenishment orders from indirect markets.
8 For additional information on Adjusted EBITDA, please refer to the “Non-IFRS Financial Measures” section at the end of the PR
9 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million - Valneva
10 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.

CHIKUNGUNYA VACCINE IXCHIQ®
IXCHIQ® is the world’s first licensed chikungunya vaccine available to address this significant unmet medical need. It is approved in the U.S.11, Europe12, Canada13 and the United Kingdom14 for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older.
IXCHIQ® was launched in the U.S., Canada and France in March, October and November 2024, respectively. Considering IXCHIQ® is the first vaccine worldwide against this unmet need, Valneva’s commercial teams focused in 2024 on raising awareness on the disease, shaping the market and booking first sales. The Company recognized initial sales of €3.7 million in 2024.
Since the start of 2025, Valneva has focused on ramping up sales and launching the vaccine in additional countries, including the Nordics and Austria. A marketing application is under review in Brazil, which would represent the first approval in an endemic country. Label extension applications are also under review in the U.S., Europe and Canada to potentially extend the use of IXCHIQ®, which is currently approved in adults, to adolescents 12 to 17 years of age. In February 2025, the Committee for Medicinal Products for Human Use (CHMP) of EMA adopted a positive opinion recommending authorization of a label extension for IXCHIQ® in adolescents 12 years of age and older15.
Additionally, Valneva recently expanded its partnership with CEPI16 to support broader access to the vaccine in Low-and-Middle-Income Countries (LMICs), post-marketing trials and potential label extensions in children, adolescents and pregnant women. CEPI will provide Valneva up to $41.3 million of additional funding over the next five years, with support from the EU’s Horizon Europe program.
Within the framework of its CEPI agreement, Valneva also announced an exclusive license agreement with the Serum Institute of India (SII)17 to enable supply of its chikungunya vaccine in Asia.
In parallel, Valneva is continuing to generate additional clinical data to support label extensions and further establish IXCHIQ® as a differentiated brand. The Company notably reported positive three-year Phase 3 persistence data demonstrating antibody persistence in 96% of study participants, positive twelve-month Phase 3 data in adolescents and the world’s first positive Phase 2 pediatric data for a chikungunya vaccine.
11 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
12 Valneva Receives Marketing Authorization in Europe for the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
13 Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
14 Valneva Receives Marketing Authorization in the UK for the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
15 Valneva Receives EMA’s Positive CHMP Opinion for Adolescent Label Extension for Chikungunya Vaccine IXCHIQ® - Valneva
16 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
17 Valneva Successfully Expands Access to Asia for its Chikungunya Vaccine with Serum Institute of India - Valneva

These data supporting potential label extensions, combined with anticipated ex-U.S. and endemic product launches are expected to significantly expand access of IXCHIQ® and contribute to its future revenues.
THIRD-PARTY DISTRIBUTION
Valneva distributes certain third-party vaccines in countries where it operates its own marketing and sales infrastructure. In 2024, third-party sales decreased by €2.5 million to €33.2 million compared to €35.7 million in 2023, as a result of third parties’ supply constraints in the first half of the year.
As previously communicated, Valneva expects to gradually wind down third-party sales to less than 5% of overall product sales by 2026 / 2027, resulting in overall gross margin improvement.

Clinical Vaccine Candidates
LYME DISEASE VACCINE CANDIDATE – VLA15
Phase 3 primary vaccination completed; booster vaccinations ongoing
VLA15 is the Lyme disease vaccine candidate which has advanced the furthest along the clinical development timeline, with two Phase 3 trials in progress. It leverages an established mechanism of action of antibodies to Borrelia outer surface protein A (OspA) preventing tick-borne Lyme borreliosis transmission and the vaccine antigens target the six most prevalent serotypes.
Pfizer is currently executing the Phase 3 field efficacy study, VALOR (Vaccine Against Lyme for Outdoor Recreationists). Enrollment in the trial was completed in December 2023, and primary vaccination series was completed in July 202418. Participants will be monitored for the occurrence of Lyme disease cases and first results are expected at the end of 2025.
Pfizer aims to submit a Biologics License Application (BLA) to the U.S. FDA and Marketing Authorization Application (MAA) to the European Medicines Agency in 2026, subject to positive Phase 3 data. If VLA15 is approved and commercialized, Valneva will be eligible to receive $143 million in initial milestones from Pfizer, plus ongoing sales royalties ranging from 14% to 22% and an additional $100 million in cumulative sales milestones.
Based on the agreement with Pfizer, Valneva’s expected cost contributions for the Lyme disease program were completed in the second quarter of 2024, contributing to a substantially lower cash burn in the second half of the year.
Additionally, Valneva and Pfizer reported further positive Phase 2 results after a second booster dose in September 202419 and announced publication of Lyme disease Phase 2 trials, VLA15-201 and VLA15
18 Phase 3 VALOR Lyme Disease Trial: Valneva and Pfizer Announce Primary Vaccination Series Completion - Valneva
19 https://valneva.com/press-release/valneva-and-pfizer-report-further-positive-phase-2-booster-results-for-lyme-disease-vaccine-candidate/

-202 trial, in the peer-reviewed medical journal, The Lancet Infectious Diseases in June 202420.
SHIGELLA VACCINE CANDIDATE – S4V2
The world’s most clinically advanced tetravalent Shigella vaccine candidate
S4V2 is a tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria, under development in collaboration with LimmaTech Biologics AG.
Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year21, particularly among children in LMICs. No approved Shigella vaccine is currently available outside of Russia or China, where two vaccines exist for limited use. The development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)22. In October 2024, the U.S. FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need23.
In November 2024, Valneva and LimmaTech announced the launch of a Phase 2b controlled human infection model (CHIM) study to assess the safety and preliminary efficacy in approximately 120 healthy Shigella-naïve participants aged 18 to 50 years at three sites in the United States24. In addition to the CHIM study, LimmaTech is planning to initiate a Phase 2 pediatric study in LMICs in the first half of 2025. Subject to positive results, Valneva will assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities, and be responsible for its commercialization worldwide, if approved. The global market for a vaccine against Shigella is estimated to exceed $500 million annually25.
ZIKA VACCINE CANDIDATE – VLA1601
Phase 1 ongoing with novel vaccine candidate
VLA1601 is a novel adjuvanted inactivated vaccine candidate against the mosquito-borne disease caused by the Zika virus (ZIKV). In March 2024, Valneva initiated a Phase 1 clinical trial to investigate the safety and immunogenicity of VLA160126. The randomized, placebo-controlled, Phase 1 trial, VLA1601-102, is enrolling approximately 150 participants aged 18 to 49 years in the United States. Participants will receive a low, medium or high dose of VLA1601. In addition, the low dose of VLA1601 will be evaluated with an additional adjuvant. Sentinel recruitment and vaccinations have been completed and data from the trial are expected this year.
20 Valneva Announces Publication of Lyme Disease Phase 2 Trials in the Lancet Infectious Diseases
21 Shigellosis | CDC Yellow Book 2024
22 Immunization, Vaccines and Biologicals (who.int)
23 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
24 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2
25 LEK analysis
26 Valneva Initiates Phase 1 Trial of Second-Generation Zika Vaccine Candidate - Valneva

Zika disease outbreaks have been reported in tropical Africa, Southeast Asia, the Pacific Islands, and, since 2015, in the Americas. Zika virus transmission persists in several countries in the Americas and in other endemic regions, such as India. To date, a total of 89 countries and territories have reported evidence of mosquito transmitted Zika virus infection27; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program28.
A vaccine against ZIKV could be a valuable addition to Valneva’s portfolio against mosquito-borne diseases, which already includes IXCHIQ® and IXIARO®.

Full Year 2024 Financial Review
(Audited29, consolidated under IFRS)

Revenues
Valneva’s total revenues were €169.6 million in 2024 compared to €153.7 million in 2023.

Valneva’s total product sales reached €163.3 million in 2024 compared to €144.6 million in 2023. Currency fluctuations of €0.5 million positively impacted product sales. Excluding 2023 COVID-19 vaccine sales, 2024 vaccine sales grew by €24.3 million or 18% year-over-year.

IXIARO/JESPECT® sales were €94.1 million in 2024 compared to €73.5 million in 2023. The 28% increase reflects double digit growth in sales to both travelers (19%) and the US Military. Currency fluctuations of €0.4 million positively impacted sales of IXIARO/JESPECT® in 2024.

DUKORAL® sales were €32.3 million in 2024 compared to €29.8 million in 2023. This 8% increase was due to sales growth achieved in Canada, the biggest travel market for DUKORAL® as well as improved product availability resulting in replenishment orders from indirect markets.

Following adoption by the U.S. Centers for Disease Control of the recommendations of the U.S. Advisory Committee for Immunization Practice (ACIP) at the beginning of March 2024, Valneva recognized initial sales for IXCHIQ® of €3.7 million in 2024.

Third Party product sales were €33.2 million in 2024 compared to €35.7 million in 2023. This 7% decrease was mainly driven by lower sales of Rabipur®/RabAvert® and Encepur® under the distribution agreement with Bavarian Nordic, as a result of external supply constraints in the first half of 2024.

Other revenues, including revenues from collaborations, licensing and services amounted to €6.3 million in 2024 compared to €9.1 million in 2023. The reduction mainly resulted from lower revenue recognition related to the R&D collaboration activities for chikungunya with Instituto Butantan as
27 Zika virus disease (who.int)
28 Tropical Disease Priority Review Voucher Program | FDA
29 The audit procedures on the consolidated financial statements have been performed. The audit report will be issued upon finalization of procedures regarding the filing.

well as recognition of the final settlement related to the COVID-19 supply agreement with the Kingdom of Bahrain in the fourth quarter of 2023.

Operating Result and adjusted EBITDA
Costs of goods and services sold (COGS) were €98.5 million in 2024. The gross margin on commercial product sales, excluding IXCHIQ®, amounted to 50.6% compared to 46.0% in 2023. Product gross margins continued recovering during the second half of 2024 as the first-half supply shortages were resolved. COGS of €36.7 million related to IXIARO® product sales, yielding a product gross margin of 61.0%. COGS of €19.8 million related to DUKORAL® product sales, yielding a product gross margin of 38.7%. Of the remaining COGS in 2024, €22.3 million related to the third-party products distribution business, €7.2 million to IXCHIQ® and €8.6 million to cost of services. In 2023, overall COGS were €100.9 million, of which €90.7 million related to cost of goods and €10.2 million related to cost of services.

Research and development expenses amounted to €74.1 million in 2024, compared to €59.9 million in 2023. This increase was mainly driven by higher costs related to the ongoing transfer of operations into the new Almeida manufacturing facility.

Marketing and distribution expenses in 2024 amounted to €52.4 million compared to €48.8 million in 2023. The increase was mainly related to higher staff costs to support product sales growth across the direct markets.

In 2024, general and administrative expenses decreased to €42.8 million from €47.8 million in 2023. The main driver was a strategic reduction in expenses relating to consulting and professional services.

During 2024, Valneva recorded a net gain of €90.8 million from the sale of the PRV. The gross proceeds of $103 million were reduced by transaction costs as well as contractual payment obligations related to the sale of the PRV.

Other income, net of other expenses, decreased to €20.7 million in 2024 from €21.5 million in 2023. In 2024, activities related to the first chikungunya-related grant awarded by CEPI in 2019 were completed and spending related to the second grant obtained in 2024 ramped up during the second half of 2024, resulting in a net decrease. Additionally, 2023 was positively impacted by a one-time income from a one-time settlement payment from a COVID-19 supplier.

Valneva recorded an operating profit of €13.3 million in 2024 compared to an operating loss of €82.1 million in 2023. The 2024 profit was mainly the result of the one-time PRV sale.

Adjusted EBITDA (as defined below) profit in 2024 was €32.9 million, whereas in 2023 an adjusted EBITDA loss of €65.2 million was recorded.

Net Result
In 2024, Valneva generated a net loss of €12.2 million compared to a net loss of €101.4 million in 2023. The improvement resulted from the one-time sale of the PRV in February 2024.

Finance expense and currency effects in 2024 resulted in a net finance expense of €24.8 million, compared to a net finance expense of €16.5 million in 2023. This increase was mainly due to foreign exchange losses of €3.2 million in 2024 compared to a foreign exchange profit of €5.6 million in 2023 primarily related to the development of the USD exchange rate. Higher interest expenses on loans resulting from the amendment of the Deerfield Management Company and OrbiMed (D&O) loan facility were largely offset by no longer incurring interest charges on Pfizer refund liabilities following fulfillment of all agreed-upon Lyme-related refund liabilities.

Cash Flow and Liquidity
Net cash used in operating activities amounted to €67.2 million in 2024 compared to €202.7 million in 2023. Cash outflows in 2024 were largely derived from the operating loss for the period (excluding gains from PRV sale) amounting to €77.5 million and from working capital in the amount of €11.4 million, which includes Valneva’s final agreed-upon payments for the Lyme disease clinical program. In 2023, changes in working capital were higher, mainly related to higher payments to Pfizer in conjunction with the Lyme disease program, reducing the refund liability.

Cash inflows from investing activities amounted to €76.9 million in 2024 compared to cash outflows of €20.6 million in 2023. Cash outflows from construction activities across production sites in Scotland and Sweden amounting to €13.9 million in 2024 and €14.2 million in 2023 were included. The sale of the PRV positively impacted 2024 by €90.8 million.

Net cash generated from financing activities decreased to €30.7 million in 2024 from €63.1 million in 2023. This increase was primarily due to €57.1 million of net proceeds from the private placement completed in the third quarter of 2024, while 2023 included proceeds from the increase of the D&O loan facility.

Cash and cash equivalents were €168.3 million as of December 31, 2024 compared to €126.1 million as of December 31, 2023.

Non-IFRS Financial Measures
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provide additional analytical tools. Adjusted EBITDA is defined as earnings (loss) for the period before income tax, finance income/expense, foreign exchange gain/(loss), results from investments in associates, amortization, depreciation, and impairment (excluding impairment loss of disposal).
A reconciliation of Adjusted EBITDA to net loss for the period, which is the most directly comparable IFRS measure, is set forth below:

€ in million	Twelve months ending December 31
(consolidated per IFRS)	2024	2023
Loss for the period	(12.2)	(101.4)
Add:
Income tax expense	0.8	2.8
Total Finance income	(2.4)	(1.2)
Total Finance expense	24.0	23.3
Foreign exchange (gain)/loss – net	3.2	(5.6)
Result from investments in associates	-	-
Amortization	4.9	5.8
Depreciation	14.7	11.8
Impairment	-	(0.7)
Adjusted EBITDA	32.9	(65.2)

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships, clinical trials, technology transfer, regulatory approvals, sales and spending. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays (including in connection with changes in leadership at the national or agency level), competition in general, currency fluctuations, the impact of global economic and political events, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	12

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	13
1 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
1.1 Consolidated Statement of Profit or Loss

		Year ended December 31,
in € thousand	Note	2024	2023	2022
Product sales	5.5	163,253	144,624	114,797
Other revenues	5.5	6,325	9,088	246,506
REVENUES		169,579	153,713	361,303
Cost of goods and services	5.6	(98,538)	(100,875)	(324,441)
Research and development expenses	5.6	(74,143)	(59,894)	(104,922)
Marketing and distribution expenses	5.6	(52,356)	(48,752)	(23,509)
General and administrative expenses	5.6	(42,750)	(47,799)	(34,073)
Gain from sale of Priority Review Voucher, net	5.8	90,833	—	—
Other income and expenses, net	5.8	20,706	21,520	12,199
OPERATING PROFIT/(LOSS)		13,330	(82,087)	(113,443)
Finance income	5.9	2,362	1,210	260
Finance expenses	5.9	(23,984)	(23,325)	(19,054)
Foreign exchange gain/(loss), net	5.9	(3,193)	5,574	(12,587)
Result from investments in associates		—	—	9
PROFIT/(LOSS) BEFORE INCOME TAX		(11,486)	(98,629)	(144,815)
Income tax benefit/(expense)	5.10	(761)	(2,800)	1,536
PROFIT/(LOSS) FOR THE PERIOD		(12,247)	(101,429)	(143,279)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	5.11	(0.08)	(0.73)	(1.24)
Diluted	5.11	(0.08)	(0.73)	(1.24)
The accompanying Notes form an integral part of these financial statements.

1.2 Consolidated Statement of Comprehensive Income

		Year ended December 31,
in € thousand	Note	2024	2023	2022
PROFIT/(LOSS) FOR THE PERIOD		(12,247)	(101,429)	(143,279)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	5.22.2	(1,329)	3,300	(73)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	5.30.1	49	(130)	178
Other comprehensive income/(loss) for the period, net of tax		(1,281)	3,170	105
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(13,527)	(98,258)	(143,174)
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	14
2 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
in € thousand	Note	2024	2023
ASSETS
Non-current assets		201,020	197,238
Intangible assets	5.12	25,258	25,567
Right of use assets	5.13	19,232	20,392
Property, plant and equipment	5.14	138,883	136,198
Deferred tax assets	5.10.2	9,605	6,592
Other non-current assets	5.19	8,041	8,490
Current assets		299,012	262,824
Inventories	5.17	53,663	44,466
Trade receivables	5.18	35,205	41,645
Other current assets	5.19	41,874	50,633
Cash and cash equivalents	5.20	168,271	126,080
TOTAL ASSETS		500,032	460,062
EQUITY
Share capital	5.22	24,378	20,837
Share premium	5.22	647,600	594,003
Other reserves	5.22.2	73,203	65,088
Retained earnings/(Accumulated deficit)		(551,682)	(450,253)
Profit/(Loss) for the period		(12,247)	(101,429)
TOTAL EQUITY		181,253	128,247
LIABILITIES
Non-current liabilities		204,199	172,952
Borrowings	5.24	166,521	132,768
Lease liabilities	5.27	26,432	29,090
Refund liabilities	5.29	6,491	6,303
Provisions	5.30	546	1,074
Deferred tax liabilities	5.10.2	4,162	3,638
Other non-current liabilities	5.31	46	79
Current liabilities		114,580	158,863
Borrowings	5.24	20,852	44,079
Trade payables and accruals	5.25	35,522	44,303
Income tax liability		1,742	632
Tax and Employee-related liabilities	5.26	19,458	16,209
Lease liabilities	5.27	2,508	2,879
Contract liabilities	5.28	3,010	5,697
Refund liabilities	5.29	19,650	33,637
Provisions	5.30	6,686	10,835
Other current liabilities	5.31	5,152	592
TOTAL LIABILITIES		318,779	331,815
TOTAL EQUITY AND LIABILITIES		500,032	460,062
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	15
3 CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
in € thousand	Note	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period		(12,247)	(101,429)	(143,279)
Gain from sale of Priority Review Voucher, net		(90,833)	—	—
Adjustments for non-cash transactions	5.32.1	48,979	44,984	44,070
Changes in non-current operating assets and liabilities	5.32.1	(180)	514	(147,713)
Changes in working capital	5.32.1	(11,394)	(145,578)	1,732
Cash used in operations	5.32.1	(65,674)	(201,509)	(245,189)
Income tax paid		(1,545)	(1,236)	(154)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(67,218)	(202,744)	(245,343)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	5.1.2	—	(10,951)	—
Purchases of property, plant and equipment		(13,865)	(14,231)	(29,246)
Proceeds from sale of property, plant and equipment		165	111	8
Purchases of intangible assets		(2,579)	(81)	(76)
Proceeds from assets classified as held for sale		—	3,358	—
Proceeds from sale of Priority Review Voucher		90,833	—	—
Interest received		2,362	1,210	260
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		76,916	(20,585)	(29,054)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	5.22	57,139	(240)	189,837
Proceeds from borrowings, net of transaction costs	5.24	(34)	81,111	39,331
Repayment of borrowings	5.24	(3,734)	(2,097)	(1,793)
Payment of lease liabilities	5.27	(2,719)	(3,127)	(3,048)
Interest paid[1]		(19,969)	(12,567)	(9,211)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES		30,682	63,081	215,116

NET CHANGE IN CASH AND CASH EQUIVALENTS		40,380	(160,248)	(59,282)
Cash and cash equivalents at beginning of the year[2]	5.20	126,080	286,532	346,642
Exchange gains/(losses) on cash		1,811	(204)	(828)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		168,271	126,080	286,532
(1)     Cash flows relating to the interest on the lease liabilities amounted to €0.8 million as at December 31, 2024 (2023: €1.2 million and 2022: €0.8 million)
(2) Cash and cash equivalents as at December 31, 2022 amounted to €289.4 million as it included restricted cash of €2.9 million.

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	16

4 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024		20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)		—	—	(1,281)	—	(12,247)	(13,527)
Income appropriation		—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	5.23	—	—	9,395	—	—	9,395
Exercises	5.23	91	(91)	—	—	—	—
Capital Increase	5.22	3,450	57,730	—	—	—	61,180
Cost of equity transaction, net of tax		—	(4,041)	—	—	—	(4,041)
BALANCE AS AT DECEMBER 31, 2024		24,378	647,600	73,203	(551,682)	(12,247)	181,253

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023		20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)		—	—	3,170	—	(101,429)	(98,258)
Income appropriation		—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	5.23	—	—	6,666	—	—	6,666
Exercises	5.23	82	(39)	—	—	—	42
BALANCE AS AT DECEMBER 31, 2023		20,837	594,003	65,088	(450,253)	(101,429)	128,247

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2022		15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive income/(loss)		—	—	105	—	(143,279)	(143,174)
Income appropriation		—	—	—	(73,425)	73,425	—
Share-based compensation expense:
Value of services	5.23	—	—	2,636	—	—	2,636
Exercises	5.23	387	3,371	—	—	—	3,758
Capital Increase	5.22	4,582	188,945	—	—	—	193,527
Cost of equity transaction, net of tax	5.22		(7,531)				(7,531)
BALANCE AS AT DECEMBER 31, 2022		20,755	594,043	55,252	(306,974)	(143,279)	219,797

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	17
5 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.1 General information
5.1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs. The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. The Group has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Group’s established commercial infrastructure. Revenues from the growing commercial business help fuel the continued advancement of the vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus, Shigella4V and other global public health threats.
VLA2001, the only inactivated whole-virus COVID-19 vaccine approved in Europe, was first commercialized in late 2021. Valneva suspended manufacturing of the vaccine in August 2022 and inventories were fully written down as of December 31, 2022. In order to save additional costs linked to the vaccine including license fees, Valneva requested the withdrawal of VLA2001’s marketing authorization in Europe. The withdrawal was accepted by EMA and became effective on December 1, 2023.
As at December 31, 2024, the Group’s portfolio includes three commercial vaccines:
▪IXIARO (also marketed as JESPECT), indicated for the prevention of Japanese encephalitis;
▪DUKORAL, indicated for the prevention of cholera, and, in some countries, prevention of diarrhea caused by enterotoxigenic Escherichia coli; and
▪IXCHIQ, indicated for the prevention of disease caused by the chikungunya virus.
The Company is registered at 6 rue Alain Bombard, 44800 Saint-Herblain, France. Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and had an average of 695 employees.
Valneva SE is a public company listed on the Euronext Paris (symbol: VLA) and on the Nasdaq Global Select Market (symbol: VALN) since May 2021.
Significant events of the period and significant agreements
Sale of Priority Review Voucher for $103 million
The Company sold the Priority Review Voucher (PRV) it received from the U.S. Food and Drug Administration (FDA) for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine against the chikungunya virus (CHIKV). With this approval, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need.
Valneva invested proceeds from the sale of the PRV into its R&D projects, including the co-development of its Phase 3 vaccine candidate against Lyme disease, additional clinical trials for IXCHIQ, and the expansion of the Company’s clinical pipeline.
Amendment of the D&O Loan Agreement
On March 18, 2024, Valneva signed an amendment to its loan agreement (the D&O Loan Agreement) with U.S. Healthcare funds Deerfield Management Company and OrbiMed.
Reimbursements of the first tranche will now start in January 2026 instead of July 2024. Maturity of this first tranche will remain in the first quarter of 2027. The interest-only period has been extended by 18 months. The terms of the second $100 million tranche remain unchanged. (see Note 5.24).
Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ
On June 24, 2024 Valneva announced that Health Canada had approved IXCHIQ for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. This decision was the second approval the Company received for IXCHIQ following approval from the FDA in November 2023.
Marketing Authorization in Europe for the World’s First Chikungunya Vaccine, IXCHIQ
On July 1, 2024 Valneva announced that the European Commission (EC) had granted marketing authorization in Europe for IXCHIQ for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. The approval was unanimously endorsed by Member States following a stringent assessment by the European Medicines Agency (EMA). The EC decision was the third approval the Company received for IXCHIQ.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	18
Expanded partnership with CEPI
On July 22, 2024, Valneva announced that it had expanded its existing partnership with the Coalition for Epidemic Preparedness Innovations (CEPI) to support broader access to the world’s first chikungunya vaccine, IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. CEPI will provide Valneva up to $41 million of additional funding over the next five years, with support from the European Union’s (EU) Horizon Europe program.
The project will help generate additional data to potentially support extended IXCHIQ labels in chikungunya-endemic countries and vulnerable populations at risk of being infected with this debilitating mosquito-borne disease.
The expanded partnership strengthens an earlier agreement signed in 2019, which awarded Valneva $24.6 million in CEPI-EU funding to develop, manufacture, and market its single-shot vaccine in certain LMICs affected by chikungunya. Under this initial agreement, Valneva partnered with Brazil’s Instituto Butantan in 2021 and conducted an adolescent clinical trial in Brazil to support licensure of the vaccine in this country.
For more information please refer to Note 5.8.
Strategic Partnership with LimmaTech for development of a Shigella vaccine
On August 1, 2024, Valneva announced that it had entered into a strategic partnership with LimmaTech Biologics AG (Schlieren, Switzerland), a clinical-stage biotech company developing vaccines for the prevention of life-threatening diseases.
This includes an exclusive licensing agreement for the development, manufacturing, and commercialization of Shigella4V (S4V), a tetravalent bioconjugate vaccine candidate against shigellosis.
Under the terms of the agreement with Valneva, LimmaTech received an upfront payment of €10.0 million in exchange for granting an exclusive license for the development, manufacturing, and commercialization of Shigella4V. This payment also covers LimmaTech’s involvement in conducting specific clinical trials. The upfront payment was allocated across these activities, with a portion attributed to the licensing of intellectual property in the amount of €2.5 million and the remainder allocated to the development services provided.
LimmaTech is eligible to receive additional regulatory, development, and sales-based milestone payments as well as low double-digit royalties on sales. Valneva expects to pay €4.3 million for first milestones in 2025 and the remaining milestones thereafter. In addition to these milestones Valneva will also reimburse LimmaTech for development costs based on the contracted Development Plan.
LimmaTech is responsible for conducting a Phase 2 Controlled Human Infection Model (CHIM), started in the second half of 2024 and a Phase 2 pediatric study in LMICs, expected to begin in 2025. Valneva will be responsible for all further development, including CMC (chemistry, manufacturing, and controls) additional Phase 2 clinical trials, Phase 3 clinical trials and regulatory activities, and Valneva will be responsible for its commercialization worldwide if approved.
Successful Private Placement
On September 13, 2024, the Company announced the successful pricing of its Private Placement for a final amount of €61.2 million. A total of 23,000,000 new ordinary shares (the “Offer Shares”), each with a nominal value of €0.15, were issued at a price of €2.66 each, without shareholders’ preferential subscription rights, to a limited number of institutional investors within the United States or to U.S. persons who have represented that they are qualified institutional buyers, and outside the United States, to qualified investors under the European Prospectus Regulation and certain categories of institutional investors in countries outside of the European Union.
The Offer Shares represented 16.5% of the Company’s share capital on a non-diluted basis prior to the completion of the Private Placement and 14.2% of the Company’s share capital on a non-diluted basis following the Private Placement.
For more information please refer to Note 5.22.
Valneva Successfully Expands Access to Asia for its chikungunya vaccine with Serum Institute of India
On December 19, 2024, Valneva and the Serum Institute of India (SII) announced an exclusive license agreement for Valneva’s single-shot chikungunya vaccine to enable supply of the vaccine in Asia. The collaboration to support broader access to the vaccine in low-and-middle-income countries (LMICs) in the region falls within the framework of the $41.3 million funding agreement Valneva signed with the Coalition for Epidemic Preparedness Innovations (CEPI) in July 2024 with co-funding from the European Union.
Under the agreement, the Companies are conducting a technology transfer of the current drug product manufacturing process. Valneva will supply its chikungunya vaccine drug substance to SII, which will complete manufacturing and be responsible for seeking and maintaining regulatory approval of the vaccine in India and other countries in Asia. Future commercialization will be based on a profit-sharing model along with single-digit million milestone payments towards technology transfer and regulatory approvals to Valneva.

5.1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			December 31, 2024	December 31, 2023
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	100%
The closing date for the consolidated financial statements is December 31 of each year.
The Company’s site in Saint-Herblain houses general and administrative functions as well as research and development facilities. Valneva SE has a site in Lyon which serves as a base for commercial activities.
Vaccines Holdings Sweden AB, located in Solna, Sweden, is the holding company of Valneva Sweden AB, also located in Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO, and third-party products such as Moskito Guard and other vaccines in the Nordic countries.
Valneva Austria GmbH, located in Vienna, Austria, focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. Valneva Austria GmbH commercializes IXIARO, DUKORAL, and third-party products such as FLUCELVAX TETRA, FLUAD, Rabipur and Encepur.
Valneva Canada Inc., located in Kirkland, Canada, focuses on commercializing IXIARO, DUKORAL, IXCHIQ, and third-party products such as KAMRAB and Rabipur/RabAvert.
Valneva France SAS, located in Lyon, France, focuses on commercializing IXIARO, DUKORAL, IXCHIQ, and third-party products such as Rabipur and Encepur.
Valneva Scotland Ltd., located in Livingston, Scotland (United Kingdom) is primarily involved in the production of IXIARO and IXCHIQ.
Valneva UK Ltd., located in Fleet, England (United Kingdom), focuses on commercializing DUKORAL, IXIARO, and third-party products such as Rabipur in the United Kingdom.
Valneva USA, Inc., located in Bethesda, Maryland (USA), focuses on the commercialization of IXIARO and IXCHIQ to the U.S. military and the U.S. private market.
VBC 3 Errichtungs GmbH (Vienna, Austria), owns the administration and research building used by Valneva Austria GmbH.
Acquisition of VBC 3 Errichtungs GmbH (VBC3)
On October 31, 2023, the Group acquired 100% of the equity of VBC 3 Errichtungs GmbH, located in Vienna, Austria, whereby Valneva SE purchased 6% and Valneva Austria GmbH 94% of the equity. VBC3 owns the building in which Valneva Austria GmbH carries out central administrative and R&D activities. Previously, the building was under a finance lease. The purchase was treated as an acquisition of a group of assets, and the cost of the purchase was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase.
The following table summarizes the recognized amounts of identifiable net assets based on their relative fair values at the acquisition date which was determined as October 1, 2023 as per contract details:

in € thousand	October 1, 2023
Cash	1,003
Property, Plant & Equipment	22,373
Loans and borrowings	(11,296)
Other liabilities	(126)
TOTAL IDENTIFIABLE NET ASSETS	11,955
The fair value of the consideration transferred, excluding the entity’s cash of €1.0 million, was €11.0 million and was settled in cash. Acquisition-related costs were of minor relevance and are not included as part of consideration transferred. They have been recognized as an expense in the consolidated statement of profit or loss, as part of other expenses.

5.2 Summary of significant accounting policies
The principal accounting policies applied in preparing these consolidated financial statements are outlined below. These policies have been consistently applied to all years presented.
5.2.1 Basis of preparation
These 2024 Consolidated Financial Statements have been prepared in accordance with the International financial reporting standards, which comprise IFRS (International Financial Reporting Standards), IAS (International Accounting Standard) and their interpretations, and IFRIC (International Financial Reporting Interpretations Committee), as issued by the International Accounting Standards Board (IASB).
The preparation of financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.3.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 19, 2025.
5.2.2 Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB whose application has been mandatory since January 1, 2024

New standards, Interpretations and amendments adopted by the Group		Effective date	Effects
IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024	none
IAS 1	Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants	January 1, 2024	none
IAS 7 & IFRS 7	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements	January 1, 2024	none
The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect to apply early the following new standards, amendments, and interpretations which were issued but not mandatory as at January 1, 2024.

New standards, Interpretations and amendments		Effective date	Effects
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025	none
IFRS 18	New standard, IFRS 18 Presentation and Disclosures in Financial Statements	January 1, 2027	under assessment
IFRS 19	New standard, IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	January 1, 2026	none
Annual improvements to IFRS – Volume 11	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter	January 1, 2026	none
Amendments to IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition, Disclosure of deferred difference between fair value and transaction price, Introduction and credit risk disclosures
		January 1, 2026	none
	Amendments to IFRS 9 Financial Instruments: Lessee derecognition of lease liabilities, Transaction price	January 1, 2026	none
	Amendments to IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’	January 1, 2026	none
	Amendments to IAS 7 Statement of Cash Flows: Cost method	January 1, 2026	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the application of the ‘own use’ exemption to Power Purchase Agreements (PPAs)	January 1, 2026	none

These standards and amendments are not expected to have a material impact on the entity in the current reporting periods and on foreseeable future transactions, except IFRS 18 which is currently under assessment.
5.2.3 Consolidation
Subsidiaries
Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.
The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred. Identifiable assets acquired, liabilities, and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the net assets of the acquired subsidiary exceeds the consideration, the difference is recognized directly in the income statement as a bargain purchase gain. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.
5.2.4 Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Euros, which is Valneva SE’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are converted into the functional currency using exchange rates applicable on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the income statement.
Subsidiaries
The results and financial position of all subsidiaries (none of which have the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are converted into the presentation currency as follows:
•assets and liabilities presented for each balance sheet are converted according to the exchange rate valid on the balance sheet date;
•income and expenses for each income statement are converted at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are converted on the dates of the transactions); and
•all resulting exchange differences are recognized as other comprehensive income and are shown as other reserves.
When a foreign operation is partially disposed of or sold, exchange differences that had been recorded in equity are recognized in the income statement as part of the gain or loss on sale.
5.2.5 Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.
Financial risk management is carried out under the responsibility of the CFO. The Group’s risk management systems identify, evaluate, and manage financial risks. The Audit Committee of the Group’s Board of Directors receives regular reports on the Group’s risk management systems, including the management of financial risks.
Market risk
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risks arising from various currencies, primarily with respect to the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK), and the US Dollar (USD). The foreign exchange risks from the exposure to other currencies are relatively limited. Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.
The objective of the Group is to limit the potential negative impact of the foreign exchange rate changes, for example by currency conversion of cash and cash equivalents denominated in foreign currency and by balancing foreign currency assets and liabilities to the extent possible. The Group has certain investments in foreign operations, the net assets of which are exposed to foreign currency translation risk.

Interest rate risk
The Group is exposed to market risks in connection with hedging both its liquid assets and its medium and long-term indebtedness and borrowings subject to variable interest rates.
Borrowings issued at variable rates expose the Group to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2024, as well as 2023, both the Group’s financial assets as well as financial liabilities at variable rates were denominated in EUR, SEK, USD, CAD, and GBP.
The Group analyzes its interest rate exposure on a dynamic basis. Based on this analysis, the Group calculates the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2024 and December 31, 2023, no material interest risk was identified. In case of increasing interest rates the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities; in case of decreasing interest rates there will be no material negative impact.
Credit risk
The Group is exposed to credit risk which is the risk of financial loss if customers or counterparties to a financial instrument fail to meet their contractual obligations.
Valneva holds bank accounts, cash balances, and securities at sound financial institutions with high credit ratings. To monitor the credit quality of its counterparts, the Group relies on credit ratings as published by specialized rating agencies such as Standard & Poor’s, Moody’s, and Fitch. The Group has policies that limit the amount of credit exposure to any single financial institution. The Group is also exposed to credit risks from its trade debtors, as its income from product sales, collaborations, licensing, and services arises from a small number of transactions. The Group has policies in place to enter into such transactions only with highly reputable, financially sound counterparts. If customers are independently rated, these ratings are used. Otherwise, when there is no independent rating, a risk assessment of the credit quality of the customer is performed, taking into account its financial position, past payment experience and other relevant factors. Individual credit limits are set based on internal or external ratings in accordance with signature authority limits. The credit quality of financial assets is described in Note 5.16.4.
Liquidity risk
The Group is exposed to liquidity risk due to the maturity of its financial liabilities and the fluctuations of its operating cash flow, and the potential implementation of early repayment clauses in loan or grant agreements. Furthermore, fluctuations in the Group’s operating cash flow during accounting periods also generate liquidity risks. Prudent liquidity risk management therefore implies maintaining sufficient cash resources, cash equivalents and short-term deposits in order to satisfy ongoing operating requirements and the ability to close out market positions. Extraordinary conditions on the financial markets may, however, temporarily restrict the possibility to liquidate certain financial assets.
Although it is difficult to predict future liquidity requirements, the Group considers that the existing cash and cash equivalents as at December 31, 2024 will be sufficient to fund its operations for at least 12 months from the date of authorization for issuance of these consolidated financial statements. For the existing D&O Loan Agreement with covenants, amendments were agreed to reduce the minimum liquidity covenant and the minimum revenue covenant to prevent a breach of the covenants (see Note 5.24.1). No adjustments were made to these covenants in 2023 or 2024.
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.
Balance as at December 31, 2024

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	20,852	132,489	33,349	683	187,373
Lease liabilities	2,508	5,203	5,083	16,147	28,941
Refund liabilities	19,650	6,491	—	—	26,141
Trade payables and accruals	35,522	—	—	—	35,522
Tax and employee-related liabilities (1)	13,107	—	—	—	13,107
Other liabilities	79	—	—	—	79
TOTAL	91,719	144,183	38,432	16,829	291,163
(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required for financial instruments only.

Balance as at December 31, 2023

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	44,079	62,378	70,390	—	176,847
Lease liabilities	2,879	5,313	5,414	18,362	31,969
Refund liabilities	33,637	6,303	—	—	39,941
Trade payables and accruals	44,303	—	—	—	44,303
Tax and employee-related liabilities (1)	10,815	—	—	—	10,815
Other liabilities	34	—	—	—	34
TOTAL	135,747	73,995	75,804	18,362	303,908
(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required for financial instruments only.
The fair values as well as the book values of the Group’s borrowings are disclosed in Note 5.24. To manage liquidity risk, the Group holds a combination of cash, cash equivalents and short-term deposit balances.
5.2.6 Capital risk management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide benefits for shareholders and for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximize returns. The Group’s cash and short-term deposits are located at several different banks. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt.
In order to pursue its business strategy to grow into a major, self-sustained vaccine company through organic growth and opportunistic mergers & acquisitions, the Group may rely on additional equity and debt financing. Capital consists of “Equity” as shown in the consolidated balance sheet.
5.2.7 Fair value estimation
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to the relatively short maturity of the respective instruments.
5.3 Critical accounting judgements and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 5.2: Summary of significant accounting policies, management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
5.3.1 Critical judgements in applying the Group’s accounting policies
The following is the critical judgement, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Group’s accounting policies and that has the most significant effect on the amounts recognized in financial statements:
•Note 5.5.2 Other revenues and Note 5.29 Refund liabilities: Revenue recognition of other revenues/refund liabilities: management’s judgement is required to determine the identification of performance obligations (especially when determining whether the license is distinct, which is the case when the customer can benefit from the license without further involvement), the determination of the transaction price (including the judgement of payables to customers), and allocation of the transaction price to the performance obligations on relative standalone selling price. The standalone selling price is sometimes not available or is based on hard-to-value intangible assets, so various valuation techniques are used.
In addition, management’s judgement is required regarding whether revenue from collaborations and licensing and service agreements is recognized over time or at a point in time. Revenue is only recognized when it is highly likely that it will not reverse in future, and this is a judgement required from management. In particular, Note 5.5.2 underlines the judgements made in applying accounting policies, which are most relevant with respect to the Research Collaboration and License Agreement with Pfizer.

5.3.2 Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty in the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
•Note 5.5 Revenues: Revenue recognition of product sales: estimate of expected returns and replacements, and supply of products free of charge;
•Note 5.5.2 Other revenues: Likelihood of refund liabilities and of revenue recognition in accordance with the actual costs compared to the budget;
•Note 5.10 Income tax income/(expense): Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence is provided for entities;
•Note 5.12 Intangible assets: Amortization period of development expenditures and acquired technologies. The most significant criteria considered for the determination of the useful life of an intangible asset include the patent life and the estimated period during which Valneva can benefit from asset. These assumptions are considered to be a key source of estimation uncertainty as relatively small changes in the assumptions used may have a significant effect on the Group’s financial statements within the next year;
•Note 5.14 Property, plant and equipment: Depreciation period - assessment of useful life;
•Note 5.15 Impairment testing: Impairment test of intangible and tangible assets and right of use assets: key assumptions underlying recoverable amounts. Budgets comprise forecasts of revenue, staff costs and overheads based on current and anticipated market conditions that have been considered and approved by the Executive Committee. The revenue projections are inherently uncertain due to the short-term nature of the business and unstable market conditions. If the Group does not successfully develop vaccine candidates and receive regulatory approval, or if Valneva fails to successfully manufacture or commercialize approved vaccines, an impairment may be required. For the main estimates and sensitivities related to the impairment test regarding the CGU, see Note 5.15;
•Note 5.17 Inventories: Write-down analysis for inventories: For the assessment of write-down of raw material the current production plans have been taken into account. Raw material which will not be used before its expiry date is written down. For this assessment the status of the expiry dates as of the balance sheet date is used. For the assessment of write-downs of work in progress, finished goods, and purchased goods, the forecasted sales plans and a minimum shelf life at the time of the most current sales expectation are taken into account. In addition, inventories are assessed on the likelihood of the release of the relevant products.
•Note 5.23 Share-based compensation: Share-based payments and related expected employer contribution costs: assumption for fair value determination as well as the determination of accelerated vesting in the event of a change of control (as considered remotely);
•Note 5.29 Refund liabilities: Recognition and classification of the refund obligation related to the Pfizer Collaboration and License Agreement;
•Notes 5.30 Provisions and 5.33 Commitments and contingencies: Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources. In estimating the provision for onerous contracts, management makes assumptions regarding the likelihood of termination costs for certain agreements;
•Note 5.18 Trade receivables and 5.16.5 Impairment of financial assets: A simplified approach based on historical loss rates is used to determine the loss allowances in order to recognize expected credit losses (ECL) for short-term financial assets such as trade receivables.
5.3.3 Measurements of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following Notes:
•Note 5.16: Financial instruments and
•Note 5.23: Share-based compensation.
5.4 Segment information
The Executive Committee, as the Company’s chief operating decision maker (“CDM”), considers Valneva’s operating business in its entirety to allocate resources and assess performance. The Executive Committee evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement.
5.5 Revenues
Revenues include both revenues from contracts with customers and other revenues (mainly subleases) which are out of scope from IFRS 15:

	Year ended December 31,
in € thousand	2024	2023	2022
Product sales	163,253	144,624	114,797
Other revenues from contracts with customers	5,622	8,075	245,709
Other non-IFRS 15 revenue	704	1,014	797
REVENUES	169,579	153,713	361,303
5.5.1 Product sales
The Group mostly generates product sales revenues from the sale of its commercialized travel vaccines and from the sale of third-party products.
The Group’s product sales contracts generally include one type of performance obligation. Revenue is recognized at the point in time when the identified performance obligation is transferred to the customer, either when the customer obtains control over the goods at the time of shipment or when the product is received by the customer, which generally happens within a few days, depending on the terms of the agreement. Sales contracts with retailers, the U.S. Department of Defense (DOD), and IXCHIQ distributors in the U.S. and Canada are shown as “direct product sales”, whereas sales to the other distributors are reported as “indirect sales - sales through distributors”.
Some of the Group’s product sales agreements include retrospective rebates, charge-back clauses, discounts, and under certain conditions return rights, which give rise to variable consideration under IFRS 15. The constraints on variable consideration (expected rebates, discounts and considerations for product returns) are taken into account and recognized on an accrual basis and reported as refund liabilities or as contract liabilities (for replacement doses) in the consolidated balance sheet.
In most cases, Valneva sells its products through retailers. When more than one party is involved in providing or distributing goods or services, the standard requires an entity to determine whether it and its retailers are principals or agents in these transactions by evaluating the nature of its promises to the customer. An entity is a principal if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if its role is to arrange for another entity to provide the goods or services. Indicators that control has been transferred are as follows: a) the retailer is primarily responsible for fulfilling the promise to its customers, b) the retailer has inventory risk, and c) the retailer has discretion in establishing the price for the sale to its customers. One of Valneva’s retailers has extensive rights to return and consequently takes no inventory risk and does not have the power to establish the price for sales to its customers. Therefore, this retailer acts as agent rather than as principal. All of Valneva’s other retailers act as principal. While revenue from product sales to principals is recognized when the control is transferred to the principals, revenue from product sales to agents are recognized when the control is transferred to the final customer, which occurs when the goods are delivered to the final customer. Distribution costs and other amounts payable to customers are deducted from the revenue from principals, and costs paid to agents are recognized as “Marketing and distribution expenses”.
Valneva also sells products acquired from third parties. Valneva considers that it is acting as principal given that it controls such products before transferring them to the final customer. More specifically, Valneva assumes the inventory risk before the goods are transferred to customers and has discretion in establishing prices for such goods. Revenue is recognized when the product is delivered to the customers. Products purchased from third parties are recognized as “inventory” in the balance sheets and when sold as “cost of goods” in the statements of income.
5.5.2 Other revenues
The Group generates other revenues from its products, product candidates and proprietary technologies. The contracts in place often include several different promised goods or services such as research licenses, commercial licenses, and further R&D services. The terms of such agreements include license fees received as initial fees, annual license maintenance fees, and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, the Group’s licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement. Furthermore, revenue recognized due to the termination of agreements is recognized in other revenues.
The Group’s existing license contracts provide distinct right to use licenses, and therefore revenue is recognized at the point in time at which the licensee is able to direct the use of and benefit from the license. The consideration for licensing contracts may consist of fixed and variable parts. In case of right-to-use licenses, the fixed part of the consideration is recognized at the point in time when the licensee is able to direct the use and benefit from the license. For any variable consideration, revenue is recognized at the point in time when the variable consideration constraint is removed.
.
Revenue for research and development services within the Group’s contracts currently in place is recognized over time. The progress is measured on an input basis (costs incurred related to total costs expected). This input method is considered an appropriate measure of the progress towards complete satisfaction of these performance obligations under IFRS 15.
Variable considerations are included in revenues only to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Group updates the estimated transaction price and its assessment of whether an estimate of variable consideration is constrained. Amounts allocated to a satisfied performance obligation are recognized as revenue, or as a reduction of revenue, in the period in which a change in estimate of variable consideration occurs. Revenues from license royalties are recognized when the underlying product sales occur.
Lyme - Pfizer Collaboration and License Agreement
In April 2020, Valneva signed the Collaboration and License Agreement with Pfizer to co-develop and commercialize the Group’s Lyme disease vaccine candidate (VLA15). This is classified as an agreement with a customer as defined by IFRS 15 guidance on revenue contracts with customers, and accordingly, amounts received by or payable to Valneva under the Collaboration and License Agreement are accounted for in the Group’s revenues.
In 2021 and 2022 several amendments were made to the Collaboration and License Agreement. This resulted in an increase in the expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs.
As a result, Valneva considered the constraint to determine whether it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Valneva concluded that it is no longer highly probable that it will be entitled to the consideration as payments to customers might further increase in the future. Therefore, for the year ended December 31, 2022, the accumulated revenue recognized since the inception of the agreement with Pfizer amounting to €45.9 million was reversed as other revenues from contracts with customers. In the years ended December 31, 2024 and December 31, 2023, no revenues were recognized as Valneva determined that entitlement to the consideration is not yet highly probable, due to the possibility of increased payments to customers while R&D activities are progressing ahead of BLA licensure submission (including Phase 3 study) to FDA.

While license and equipment purchase orders were fulfilled in prior periods, the R&D activities and additional services were ongoing through 2024 and satisfy the performance obligation over time. During this period Valneva funded 40% of the remaining shared development costs. As of December 31, 2024, Valneva has completed its expected payment obligations of the Phase 3 costs to Pfizer.
Items not included in the transaction price as of December 31, 2024 are (i) $143 million from early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million in sales based milestones,which will be recognized as and when they occur.

5.5.3 Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Year ended December 31,
in € thousand	2024	2023	2022
IXIARO	94,069	73,483	41,349
DUKORAL	32,303	29,775	17,334
Third party products	33,185	35,675	26,545
IXCHIQ	3,696	—	—
VLA2001[1]	—	5,691	29,568
PRODUCT SALES	163,253	144,624	114,797
Royalties received	2,410	2,129	843
Revenues from shipping and handling	1,368	21	21
Milestone payment - licenses	712	3,637	(38,805)
Other services	1,133	2,288	283,650
thereof COVID-19	—	1,973	280,010
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	5,622	8,075	245,709
Other non-IFRS 15 revenue	704	1,014	797
REVENUES	169,579	153,713	361,303
(1) Revenues from these products were derived from contractual arrangements and do not represent product sales.

In the year ended December 31, 2024 product sales for all active products increased by €18.6 million compared to the same period in 2023.
IXIARO sales showed a 28% increase in sales, which was the result of the U.S. Military returning to a more regular supply pattern and double-digit growth in the travel market..
DUKORAL sales in 2024 were 8% higher compared to 2023. This increase is a result of the significant recovery in the private travel market and price increases. Foreign currency fluctuations had an immaterial impact on DUKORAL sales.
The first IXCHIQ product sales were recorded in 2024, following the adoption of the U.S. Advisory Committee on Immunization Practices (ACIP)’s recommendations by the U.S. Centers for Disease Control and Prevention (CDC) in March 2024.
Third party product sales in 2024 were 7% lower compared to 2023, which was mainly driven by lower sales of Rabipur/RabAvert, following supply shortages primarily in the first quarter of the year.
Product sales for the COVID-19 vaccine VLA2001 product decreased by €5.7 million as the program was discontinued.
Revenues from shipping and handling increased in 2024 to €1.4 million due to a revised customer agreement including an additional charge for freight costs.
Revenues from milestone payments and licenses decreased by €2.9 million in 2024 compared to 2023, mainly resulting from lower revenue recognition related to the R&D collaboration activities for chikungunya with Instituto Butantan in Brazil.
Other revenues decreased from €2.3 million in 2023 to €1.1 million in 2024. This change is mainly due to the discontinuation of the VLA2001 program.
In the year ended December 31, 2022, other revenues from other services from contracts with customers were strongly influenced by one-off effects. An income of €169.2 million was related to the termination of the UK Supply Agreement and further €110.8 million to the termination of the EC APA . This was partially offset by €45.9 million of negative revenue for milestone payments and licenses due to an increase in the refund liability resulting from the amendment to the Collaboration and License Agreement with Pfizer.
Sales channels for product sales
Products are sold via the following sales channels:

	Year ended December 31,
in € thousand	2024	2023	2022
Direct product sales	137,889	119,305	75,968
Indirect product sales	25,365	25,320	38,828
TOTAL PRODUCT SALES	163,253	144,624	114,797

Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Year ended December 31,
in € thousand	2024	2023	2022
United States	48,593	32,964	(23,803)
Canada	32,321	28,193	18,904
United Kingdom	19,489	20,266	181,129
Germany	18,374	13,503	68,529
Austria	15,897	14,583	21,793
Nordics	13,937	12,695	12,043
France	7,220	5,866	46,608
Other Europe	9,056	9,335	18,740
Rest of World	4,691	16,308	17,360
REVENUE TOTAL	169,579	153,713	361,303
Nordics includes Finland, Denmark, Norway and Sweden.

In the year ended December 31, 2024, total revenues increased by €15.9 million in comparison to the year ended December 31, 2023. Revenues from the United States, Germany, and Canada positively contributed to this result. Sales to the U.S. military increased considerably, primarily as a result of the U.S. military returning to a more regular supply pattern in 2024, while no sales to the U.S. military were recorded in the first half of 2023.
Revenues in the year ended December 31, 2022 were strongly influenced by one-off effects. Revenues from the United States included net negative revenue of €45.9 million as a result of the amendment to the Collaboration and License Agreement with Pfizer. Further 2022 revenues from the United Kingdom included non-product revenues of €169.2 million from the UK Authority following the UK Settlement Agreement. During 2022, Valneva also received a release of non-refundable advance payments from several EU member states, affecting specifically revenues from Germany, France, Austria, the Nordics, and Other Europe.
Information about major customers
The concentration risk from the customer portfolio of the Group is limited. In 2024, there was one single customer with a contribution exceeding 10% of the annual revenue (with a share of 14%).
Product sales to the largest customer amounted to €23.0 million in 2024 (2023: €17.7 million, 2022: €16.0 million). Other revenues from the largest customer amounted to €1.2 million in 2024 (2023: €5.0 million, 2022: €169.2 million). In 2022, the UK Authority was the largest customer due to the UK Supply Agreement.
5.5.4 Assets and liabilities related to contracts with customers
See Note 5.18 for details on trade receivables, Note 5.19 for details on costs to obtain a contract, Note 5.28 for details of contract liabilities and Note 5.29 for details of refund liabilities.

5.6 Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

		Year ended December 31,
in € thousand	Note	2024	2023	2022
Consulting and other purchased services		65,783	80,988	141,631
Cost of services and change in inventory		13,681	11,417	190,086
Employee benefit expense other than share-based compensation (*)	5.7	83,028	72,997	56,393
Share-based compensation expense	5.7	8,710	6,276	(5,215)
Raw materials and consumables used		21,982	14,113	12,723
Depreciation and amortization and impairment	5.12/13/14	19,586	16,853	44,285
Building and energy costs		13,908	13,088	14,696
Supply, office and IT costs		7,682	11,663	11,739
License fees and royalties		4,065	5,492	6,830
Advertising costs		16,781	13,361	7,343
Warehousing and distribution costs		5,790	3,939	1,898
Travel and transportation costs		3,197	2,700	2,208
Other expenses		3,593	4,432	2,329
OPERATING EXPENSES		267,788	257,320	486,945

Operating expenses in the year ended December 31, 2024 amounted to €267.8 million, which was a slight increase compared to the €257.3 million in the year ended December 31, 2023.
The €229.6 million decrease in operating expenses from €486.9 million in the year ended December 31, 2022 to €257.3 million in the year ended December 31, 2023 primarily resulted from one-off expenses recorded in 2022 which were related to the suspended COVID-19 program. These expenses included the write-down of COVID-19 vaccine inventory of €159.4 million (presented under “cost of services and change in inventory”) as well as impairment charges related to fixed assets.
Expenses for “consulting and other purchased services” reduced substantially in the year ended December 31, 2024 to €65.8 million. During the comparison period of 2023, we incurred higher service fees for clinical studies related to research and development of the Zika vaccine candidate and higher expenditures on the COVID-19 vaccine, VLA2001. The comparison period of 2022 included significant expenses for VLA2001, related to research and development and external manufacturing costs.
Expenses for “cost of services and change in inventory” and “Raw materials and consumables used” increased in the year ended December 31, 2024 by €2.3 million and €7.9 million respectively, compared to 2023, mostly due to higher level of sales and more expenditure on research and development activities on commercialized products. These expenses strongly decreased in the year ended December 31, 2023 compared to the year ended December 31, 2022 as effects from the significant changes to the ordered volumes and the expected future demand for VLA2001, including in particular a write-down of inventory of €159.4 million.
“Employee benefit expenses other than share-based compensation” increased in the year ended December 31, 2024 compared to December 31, 2023 and December 31, 2022 due to inflation-related higher salaries and social security contributions. During 2024, the Group had an average of 695 employees (in 2023: 684 employees).
“Share-based compensation” expenses increased in the year ended December 31, 2024 compared to 2023 by €2.4 million due to a new plan introduced as at 22nd of October, 2024. In 2022 we recorded an income under “Share-based compensation expense” due to a change in the valuation of the share-based payment program resulting from the reduction in our share price.
The expense under “depreciation and amortization and impairment” increased in the year ended December 31, 2024 compared to 2023 by €2.7 million due to the capitalization of the Almeida facility in Livingston. In the year ended December 31, 2022 the Group recorded one-off charges of €14.8 million for the impairment of VLA2001-related fixed assets including idle manufacturing equipment, leasehold improvements and Right of Use assets.
The increase of “advertising costs” in the year ended December 31, 2024 compared to the year ended December 31, 2023 and 2022 was driven by higher staff costs to support product sales growth across the direct markets.

Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as independent auditors for the year ended December 31, 2024 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2024 and 2023.

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2024	%	2023	%	2022	%	2024	%	2023	%	2022	%
Audit fees	1,710	89%	2,076	98%	1,891	99%	1,311	89%	1,902	99%	1,678	99%
provided by the statutory auditor	1,272	66%	1,539	73%	1,386	72%	1,185	80%	1,622	84%	1,376	81%
provided by the statutory auditor's network	439	23%	537	25%	505	26%	126	9%	280	15%	302	18%
Audit-related Fees	—	—%	—	—%	—	—%	—	—%	—	—%	13	1%
provided by the statutory auditor	—	—%	—	—%	—	—%	—	—%	—	—%	13	1%
provided by the statutory auditor's network	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
Tax Services	45	2%	40	2%	25	1%	—	—%	—	—%	—	—%
provided by the statutory auditor's network	45	2%	40	2%	25	1%	—	—%	—	—%	—	—%
All Other Fees	163	8%	—	—%	—	—%	163	11%	19	1%	—	—%
Total	1,918	100%	2,116	100%	1,916	100%	1,474	100%	1,921	100%	1,691	100%
Audit-related fees comprised mainly the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. All other fees are the aggregate fees billed for the limited assurance review of sustainability reporting and verification of disclosure requirements set out in article 8 of Regulation (EU) 2020/852.
5.7 Employee benefit expense
Employee benefit expenses include the following:

	Year ended December 31,
in € thousand	2024	2023	2022
Salaries	63,313	55,793	57,272
Social security contributions	16,300	14,359	(3,035)
Share-based compensation expense	8,710	6,276	(5,215)
Training and education	1,582	1,292	840
Other employee benefits	1,833	1,553	1,317
TOTAL EMPLOYEE BENEFIT EXPENSE	91,739	79,273	51,178
In the year ended December 31, 2024, the social security contributions included an income of €1.6 million (December 31, 2023: €1.6 million, December 31, 2022: €23.2 million) resulting from the release of the provision of employer contribution charges on share-based payment programs due to the reduction in the share price.
During 2024, the Group had an average of 695 employees (2023: 684 employees, 2022: 778 employees).
5.8 Other income/(expenses), net
Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus.
The net gain from the sale of the PRV amounted to €90.8 million, after deducting expenses in the amount of €4.2 million, which included transaction fees as well as expenses in connection with contractual payment obligations related to the PRV sale.

Other income and expenses, net
Other income and expenses, net include the following:

	Year ended December 31,
in € thousand	2024	2023	2022
Research and development tax credit	10,028	6,797	15,348
Grant income	10,194	11,350	191
Gain/(loss) on disposal of fixed assets and intangible assets, net	(445)	(21)	(38)
Gain/(loss) from revaluation of lease agreements	711	45	(32)
Taxes, duties, fees, charges, other than income tax	(346)	(475)	(217)
Miscellaneous income/(expenses), net	564	3,824	(3,054)
OTHER INCOME AND EXPENSES, NET	20,706	21,520	12,199
Other operating income and expenses decreased by €0.8 million, or 4%, to €20.7 million for the year ended December 31, 2024 from €21.5 million for the year ended December 31, 2023 primarily due to lower grant income and net miscellaneous income.
Income from the research and development tax credit increased in 2024 due to the research and development tax credit in Scotland amounting to €5.2 million. However, this increase was offset by the reduction in the research and development tax credit in Austria by €2.1 million due to a lower eligible expense base compared to 2023.
In the year ended December 31, 2023, the Group recognized a grant income of €11.1 million from Scottish Enterprise, Scotland’s national economic development agency, for developing non-COVID-19 vaccines (the IXCHIQ and IXIARO) while in the year ended December 31, 2024 the amount recognized was €3.7 million.
In the year ended December 31, 2024, Valneva was awarded with additional funding of $41.3 million to be split over the next five years from CEPI (Coalition for Epidemic Preparedness Innovations). By December 31, 2024, Valneva had received and recognized €6.5 million (December 31, 2023 €0.2 million) as grant income related to this agreement.
The decrease in the “miscellaneous income/(expenses), net” for the year ended December 31, 2024 is due mainly to the one-time income of €4.7 million recognized for the year ended December 31, 2023, which was related to a settlement with a supplier in connection with COVID-19 activities and the one-time expense of €1.4 million related to the divestment of the CTM unit in Solna. In the year ended December 31, 2022, this position was negatively impacted by a litigation provision in the amount of €3.1 million.
5.8.1 Grants
Grants from governmental agencies and non-governmental organizations are recognized where there is reasonable assurance that the grant will be received and the Group will comply with all conditions.
Grants received as reimbursement of approved research and development expenses are recognized as other income when the related expenses have been incurred and there is reasonable assurance that funds will be received. Advance payments received under such grants are deferred and recognized when the relevant conditions are met. Advance payments received which need to be repaid are recognized as borrowings (see Note 5.24.1).
Government grants received to support the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
In February 2022, the Group received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding from £7.5 million to nil. In 2024, there were no amendments to the grants. The funds under the remaining grant were received over three years, beginning in March 2022. In the year ended December 31, 2024, €3.7 million (£3.1 million) of grant funds from Scottish Enterprise were recognized. In the year ended December 31, 2023, €11.1 million (£9.6 million) of grant funds from Scottish Enterprise were recognized.
In 2019 the Group signed a funding agreement with CEPI. Valneva received $24.6 million for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya. In line with CEPI’s commitment to equitable access, the funding underwrote a partnership effort to accelerate regulatory approval of Valneva’s chikungunya vaccine for use in regions where outbreaks occur and to support World Health Organization prequalification to facilitate broader access in lower- and middle-income countries. Valneva had to pay back part of the consideration upon achievement of certain milestones. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24.1). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”. The amount from the CEPI grant which benefits Instituto Butantan is recognized as revenue (see Note 5.5). In the year ended December 31, 2024, nil grant income (2023: €0.2 million) and €0.4 million of other revenues (2023: €5.0 million) related to the first CEPI agreement were recognized.

The partnership with CEPI was extended in 2024 when the Group signed the second funding agreement. CEPI provides up to $41.3 million additional funding in the next five years to support broader access to IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. The proceeds from CEPI are treated under IAS 20 and presented as Grant income. In the year ended December 31, 2024, €6.5 million of grant income related to the second agreement with CEPI was recognized.
5.8.2 Research and development tax credits
Research and development tax credits granted by tax authorities are accounted for as grants under IAS 20. As a consequence, the portion of the research tax credit covering operating expenses is recognized in the income statement in “Other income and expenses, net” and the portion covering capitalized development expenditures under “Intangible assets” is recorded as deduction from the assets relating to fixed assets.
In December 31, 2024, the position included research and development tax credits mainly from Scotland (€5.2 million) and from Austria (€3.6 million) whereas in the previous period Valneva received tax credits primarily from Austria (€5.7 million) and to a lesser extent from France.
5.9 Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Year ended December 31,
in € thousand	2024	2023	2022
FINANCE INCOME
Interest income from other parties	2,362	1,210	260
TOTAL FINANCE INCOME	2,362	1,210	260
FINANCE EXPENSES
Interest expense on loans	(22,808)	(13,681)	(8,238)
Interest expense on refund liabilities	(360)	(8,419)	(9,597)
Interest expenses on lease liabilities	(813)	(1,183)	(955)
Other interest expense	(3)	(42)	(264)
TOTAL FINANCE EXPENSES	(23,984)	(23,325)	(19,054)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(3,193)	5,574	(12,587)
FINANCE INCOME/(EXPENSES), NET	(24,816)	(16,541)	(31,381)

The increase in interest expense on loans is due to the further draw-down in the second half of the year 2023, for further details see Note 5.24.
The interest expense on refund liabilities for the year ended December 31, 2023 of €8.4 million was mainly caused by accumulated payment deferrals related to the Pfizer agreement. The interest expense on refund liabilities for the year ended December 31, 2024 decreased to €0.4 million due to the significant payments made to Pfizer during the second half of 2023 and the fulfillment of all payment obligations during the first half of 2024. Please refer to Note 5.29 for more information on the refund liability balances.
The foreign exchange gain/(losses), net are primarily driven by non-cash revaluation results of non-Euro denominated balance sheet positions, especially caused by USD denominated liabilities (increase of the USD against the EUR of 7% in 2024).
5.10 Income tax income/(expense)
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, as the case may be. The current Income tax income/(expense) is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed within the foreseeable future.
5.10.1 Current income tax
Income tax income/(expense) is comprised of current and deferred tax.

	Year ended December 31,
in € thousand	2024	2023	2022
CURRENT TAX
Current income tax charge	(2,595)	(931)	(1,029)
Adjustments in respect of current income tax of previous year	(119)	(175)	97
DEFERRED TAX
Relating to origination and reversal of temporary differences	1,953	(1,695)	2,468
INCOME TAX BENEFIT/(EXPENSE)	(761)	(2,800)	1,536
The individual entities’ reconciliations, which are prepared on the basis of the tax rates applicable in each country while taking consolidation procedures into account, have been summarized in the reconciliation below. The estimated tax charge is reconciled to the effective tax charge disclosed.
The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	Year ended December 31,
in € thousand	2024	2023	2022
PROFIT/(LOSS) BEFORE TAX	(11,486)	(98,629)	(144,815)
Tax calculated at domestic tax rates applicable to profits in the respective countries	2,953	23,400	37,203
Income not subject to tax (mainly R&D tax credit)	3,630	190	7,435
Expenses not deductible for tax purposes	(3,391)	(1,902)	(26)
Deferred tax asset not recognized	(3,896)	(23,360)	(45,955)
Utilization of previously unrecognized tax losses/ Recognition of tax asset previously not recognized	172	(1,593)	2,628
Income tax credit/withholding tax/other adjustments	168	553	101
Effect of change in applicable tax rate	(34)	(160)	586
Exchange differences	(244)	(25)	(526)
Income tax of prior years	(119)	98	90
Minimum income tax	—	(2)	(2)
INCOME TAX BENEFIT/(EXPENSE)	(761)	(2,800)	1,536
Effective income tax rate	—	—	—
In the year ended December 31, 2024, although the Group operated at a loss overall, there were profitable entities with revenues from the sale of commercialized travel vaccines and from the sale of third-party products.
5.10.2 Deferred tax
As at December 31, 2024, the deferred tax assets of €201.4 million (December 31, 2023: €204.5 million) were not recognized as there was not sufficient evidence that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future. Deferred tax assets were only recognized for entities where sufficient evidence has been provided that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future.
As at December 31, 2024, the Group had tax losses carried forward of €843.6 million (December 31, 2023: €879.1 million), of which €307.3 million related to Valneva SE (December 31, 2023: €290.0 million), €516.0 million related to Valneva Austria GmbH (December 31, 2023: €564.2 million), €10.7 million related to Valneva Scotland, Ltd. (December 31, 2023: €10.4 million), €9.2 million related to Valneva Sweden AB (December 31, 2023: €13.7 million) and €0.8 million related to Vaccines Holdings Sweden AB (December 31, 2023: €0.9 million).
Tax losses carried forward in France, Austria, United Kingdom and Sweden have no expiry date.

The gross movement on the deferred income tax account was as follows:

	Year ended December 31,
in € thousand	2024	2023	2022
BEGINNING OF THE YEAR	2,954	4,943	2,292
Exchange differences	536	(294)	171
Income statement charge/(credit)	1,953	(1,695)	2,480
END OF THE YEAR	5,443	2,954	4,943
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Year ended December 31,
in € thousand	2024	2023
DEFERRED TAX ASSET FROM
Tax losses carried forward	200,153	207,858
Fixed assets	1,444	1,765
Inventory	7,325	4,388
Borrowings and accrued interest	9,909	4,722
Provision	1,564	1,501
Other items	318	217
Non-recognition of deferred tax assets	(201,356)	(204,529)
TOTAL DEFERRED TAX ASSETS	19,357	15,921
DEFERRED TAX LIABILITY FROM
Fixed assets	(6,963)	(6,364)
Intangible assets	(5,517)	(5,157)
Other items	(1,435)	(1,446)
TOTAL DEFERRED TAX LIABILITY	(13,915)	(12,967)
DEFERRED TAX, NET	5,443	2,954
The corporate income tax rate in Austria was set at 23% in 2024 (2023: 24%, 2022: 25%).
The corporate income tax rate in the United Kingdom was set at 25% in 2024 (2023: 19% until March 2023 and increased to 25% from April 2023 onward).
The corporate income tax rate in France reduced to 25% from 2022 onward.
The deferred tax assets and liabilities presented above as at December 31, 2024 and December 31, 2023 have been adjusted for these changes in tax rates.
5.11 Earnings (Losses) per share
Basic
Basic earnings (losses) per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares during the year, excluding shares purchased by the Company and held as treasury shares (see Notes 5.22 and 5.23).

	Year ended December 31
	2024	2023	2022
Net profit (loss) from continuing operations attributable to equity holders of the Company (in € thousand)	(12,247)	(101,429)	(143,279)
Weighted average number of outstanding shares	145,705,876	138,624,381	115,473,914
BASIC EARNINGS (LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.08)	(0.73)	(1.24)
Diluted
Diluted earnings per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares. The Company has share options as dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended December 31
	2024	2023	2022
Profit used to determine diluted earnings per share (in € thousand)	(12,247)	(101,429)	(143,279)
Weighted average number of outstanding shares for diluted earnings (losses) per share (1)	145,705,876	138,624,381	115,473,914
DILUTED EARNINGS/(LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.08)	(0.73)	(1.24)
(1)    Potentially dilutive securities (2024: 1,627,520 share options; 2023: 2,861,904 share options, 2022: 1,504,892) have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported.
5.12 Intangible assets
Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and implement the specific software. These costs are amortized on a straight-line basis over their estimated useful lives, which is generally between three to six years.
Costs associated with developing or maintaining computer software programs are recognized as expenses when they were incurred.
The costs of computer software subject to a software as a service agreement (SaaS) are recognized as expenses when they are incurred.
Acquired research and development technology and projects
Acquired research and development technology projects are capitalized. In case of a purchase with variable payments for an intangible asset, Valneva applies the cost accumulation method. Each component of the agreement such as up-front payments, development milestone payments, and sales milestone payment are considered and assessed separately to determine if they meet the capitalization criteria. Valneva chooses to apply the cost accumulation approach for the capitalization of variable or contingent payments and does not estimate and record a liability at the acquisition date.
Amortization of the intangible asset over its useful life starts when the product has been fully developed and is ready for use. These costs are amortized on a straight-line basis over their useful lives. This useful life is determined on a case-by-case basis according to the nature and characteristics of the items included under this heading. The main current acquired research and development technology project is amortized over periods of 24 years, which is based on the patent life and technological replacement of a newer vaccine generation.
Development costs
Research expenses are recognized as expenses when incurred. Development expenses incurred on clinical projects (related to the design and testing of new or significantly improved products) are recognized as intangible assets when the following criteria have been fulfilled:
•it is technically feasible to complete the intangible asset so that it will be available for use or sale;
•management intends to complete the intangible asset and to utilize or sell it;
•there is an ability to utilize or sell the intangible asset;
•it can be demonstrated how the intangible asset will generate probable future economic benefits;
•adequate technical, financial, and/or other resources to complete the development and to utilize or sell the intangible asset are available; and
•the expenditure attributable to the intangible asset during its development can be reliably measured.
Other development expenditures that do not meet these criteria are recognized as expenses when they are incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, generally 10 - 15 years. In 2024 and 2023, no development costs were capitalized.
Amortization
Amortization of intangible assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
•Software                        3 - 6 years
•Acquired R&D technology and projects         1 - 24 years
•Development costs                    1 - 15 years

The useful life is determined on a case-by-case basis according to the nature and characteristics of the items included under this heading. The main current acquired research and development technology project is amortized over periods of 24 years (with a remaining useful life period of 8 years) which is based on estimated period where Valneva benefits from the patent.

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2024
Opening net book value	255	24,073	1,239	—	25,567
Additions	79	2,500	—	—	2,579
Amortization charge	(126)	(2,687)	(145)	—	(2,958)
Exchange rate differences	(2)	62	11	—	71
CLOSING NET BOOK VALUE	205	23,948	1,104	—	25,258
AS AT DECEMBER 31, 2024
Cost	5,823	83,349	7,345	—	96,516
Accumulated amortization and impairment	(5,618)	(59,400)	(6,240)	—	(71,258)
CLOSING NET BOOK VALUE	205	23,948	1,104	—	25,258

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2023
Opening net book value	585	26,731	1,394	—	28,711
Additions	85	—	—	—	85
Amortization charge	(420)	(2,683)	(160)	—	(3,262)
Disposals	—	—	—	—	—
Exchange rate differences	4	24	4	—	33
CLOSING NET BOOK VALUE	255	24,073	1,239	—	25,567
AS AT DECEMBER 31, 2023
Cost	6,368	80,562	7,314	—	94,244
Accumulated amortization and impairment	(6,113)	(56,489)	(6,075)	—	(68,677)
CLOSING NET BOOK VALUE	255	24,073	1,239	—	25,567
As at December 31, 2024, acquired research and development increased by €2.5 million when the Group entered into a strategic partnership with LimmaTech Biologics to accelerate the development of the world’s most clinically advanced tetravalent Shigella vaccine candidate.
As at December 31, 2023, there were no acquired research and development technology project assets with a definite useful life that not yet amortized.
Significant intangible assets (included in acquired R&D technology and projects as well as in development costs) with definite useful life are comprised primarily of the already commercialized vaccine against Japanese encephalitis (IXIARO) with acquisition costs amounting to €79.1 million (December 31, 2023: €78.8 million) and a net book value of €22.3 million (December 31, 2023: €25.0 million).
For impairment tests, please see Note 5.15.
5.13 Leases (right of use assets)
The Group leases various premises, equipment, and vehicles. Rental contracts are typically made for fixed periods ranging from a few months to five years. The rental contracts for the premises in Sweden (10 and 15 years) include a significantly longer fixed period. Generally, the rental contracts do not include an option for early termination or prolongation of the rental period. The rental contracts for the premises in Sweden include options to terminate the agreements earlier. The notice periods in these contracts are between one and six years. At the commencement date, it was not reasonably certain that these early termination options were to be exercised, so they were not included in the valuation of the lease liabilities and right of use assets. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, which is generally the case for leases in the Group, the Group uses its incremental borrowing rate. The incremental borrowing rate depends on the term, currency, and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates, a country-specific risk adjustment, a credit risk adjustment based on bond yields, and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different than that of the Group and the lease does not benefit from a guarantee from the Group. Valneva uses incremental borrowing rates between 0.183% and 7.000%, depending on the currency and the remaining term until maturity. For the rental contracts for the premises in Sweden interest rates of 2.493% and 3.401% were determined.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. This includes also the major contracts for the premises in Sweden, which contain variable payments based on inflation rates or on published interest rates.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets (below €10,000) are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less and for which there is no option for the lessee to prolong the contract to more than 12 months or there is no reasonable certainty that such an option will be exercised. Low-value assets comprise mainly IT equipment and small items of office furniture.
The Group does not have residual value guarantees in the rental contracts.
5.13.1 Development of right-of-use assets

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2024
Opening net book value	20,141	—	251	20,392
Additions	38	—	199	237
Amortization	(1,788)	—	(135)	(1,923)
Impairment charge	980	—	—	980
Revaluation due to variable payments	1,404	—	—	1,404
Termination of contracts	(1,246)	—	(12)	(1,258)
Exchange rate differences	(596)	—	(3)	(599)
CLOSING NET BOOK VALUE	18,932	—	300	19,232

	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2023
Opening net book value	41,365	—	238	41,603
Additions	3,593	—	189	3,781
Amortization	(2,428)	—	(141)	(2,569)
Termination of contracts	(22,516)	—	(32)	(22,548)
Exchange rate differences	127	—	(2)	125
CLOSING NET BOOK VALUE	20,141	—	251	20,392
In the year ended December 31, 2024, right of use assets decreased from €20.4 million to €19.2 million, mainly due to termination of contracts and amortizations.
The largest remaining active lease contract is for the building in Solna, Sweden, which has a book value of €15.2 million as at December 31, 2024 (December 31, 2023: €15.5 million).
Due to the termination of the contract for a leased building, an impairment charge of €1.0 million relating to VLA2001 was derecognised in 2024.
For details on lease liabilities, see Note 5.27. For details on the impairment charge, see Note 5.15.

5.13.2 Other amounts recognized in the consolidated income statement
Expense relating to short-term leases and leases of low-value assets as well as expenses relating to termination of lease contracts have not been material in 2024 and 2023. There have been no substantive revaluations recognized to the income statement in 2024 and 2023.
5.14 Property, plant and equipment
Property, plant and equipment mainly comprise a manufacturing facility and leasehold improvements in rented office and laboratory space. All Property, plant and equipment are stated at historical cost less depreciation and less impairment losses when necessary. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and that the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they incur.
Property, plant and equipment include machinery, for which validation is required to bring the asset to its working condition. The costs of such validation activities are capitalized together with the cost of the asset. Validation costs beyond the normal validation costs, which are usually required to bring an asset to its working condition, are expensed immediately. The usual validation costs are capitalized on the asset and depreciated over the remaining life of the asset or the shorter period until the next validation is usually required.
Depreciation of assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
▪Buildings, leasehold improvements            5 - 40 years
▪Machinery, laboratory equipment            1 - 15 years
▪Furniture, fittings and office equipment        4 - 10 years
▪Hardware                    3 - 5 years
Leasehold improvements are depreciated over the shorter of their useful life or the lease term, unless the entity expects to use the assets beyond the lease term.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is immediately written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement “other income and expenses, net” (see Note 5.8).

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2024
Opening net book value	99,100	31,761	1,053	560	3,724	136,198
Additions	10,356	3,720	569	68	(292)	14,421
Depreciation charge	(7,828)	(6,248)	(467)	(161)	—	(14,705)
Impairment charge/reversal	—	322	—	—	—	322
Disposals	(102)	(800)	(20)	(11)	—	(932)
Exchange rate differences	3,151	302	20	21	86	3,579
CLOSING NET BOOK VALUE	104,678	29,056	1,155	477	3,518	138,883
AS AT DECEMBER 31, 2024
Cost	151,034	74,445	3,542	1,512	3,518	234,051
Accumulated depreciation and impairment	(46,357)	(45,389)	(2,386)	(1,035)	—	(95,167)
CLOSING NET BOOK VALUE	104,678	29,056	1,155	477	3,518	138,883
The additions in 2024 were primarily from the construction of the Almeida facility in Livingston. The depreciation charges for the fiscal year were conducted in accordance with standard practices, and present a slight increase due to the investments from previous years.

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2023
Opening net book value	74,493	34,544	1,140	675	1,583	112,435
Change in consolidation scope	22,373	—	—	—	—	22,373
Additions	9,088	2,884	414	33	1,985	14,404
Depreciation charge	(6,008)	(4,372)	(442)	(155)	—	(10,976)
Impairment charge/reversal	—	1,869	—	—	—	1,869
Disposals	(1,837)	(3,547)	(61)	(2)	—	(5,448)
Exchange rate differences	991	383	3	9	155	1,541
CLOSING NET BOOK VALUE	99,100	31,761	1,053	560	3,724	136,198

AS AT DECEMBER 31, 2023
Cost	125,580	73,686	3,438	1,895	3,724	208,323
Accumulated depreciation and impairment	(26,479)	(41,926)	(2,384)	(1,335)	—	(72,125)
CLOSING NET BOOK VALUE	99,100	31,761	1,053	560	3,724	136,198
The change in the scope of consolidation in 2023 came from the acquisition of VBC3. The additions were primarily related to the Almeida facility in Livingston. The reversal of impairment was due to a reversal of a fixed asset impairment in the amount of €1.9 million related to production equipment in Livingston.
From the total of €19.6 million (2023: €16.9 million) of depreciation, amortization and impairment expenses, €12.0 million (2023: €12.5 million) were charged to cost of goods and services, €6.3 million (2023: €3.0 million) were charged to research and development expenses, €0.7 million (2023: €0.8 million) were charged to marketing and distribution expenses and €0.4 million (2023: €0.5 million) were charged to general and administrative expenses.
Non-current operating assets by region
Non-current operating assets for this purpose consist of intangible assets, right of use assets and property, plant and equipment. The main non-current operating assets are allocated to sites where production and research and development activities take place. Sales activities by distribution sites do not require major non-current operating assets. Revenues by region (see Note 5.5) are structured according to the location of the final customer. In some countries there are customers, but no assets.

	Year ended December 31,
in € thousand	2024	2023
United Kingdom	93,309	87,646
Austria	48,533	49,460
Nordics	36,264	39,111
France	4,350	4,839
United States	781	934
Canada	138	166
NON-CURRENT ASSETS	183,373	182,156
5.15 Impairment testing
At the end of each reporting period Valneva assesses whether there is any indication that an asset may be impaired. Indicators for the necessity of an impairment test are, among others, actual or expected declines in sales or margins and significant changes in the economic environment with an adverse effect on Valneva’s business. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling costs and value in use.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The cash-generating units correspond with the specific vaccine products and vaccine candidates. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
An assessment of triggering events performed for the year ended December 31, 2024 resulted in no triggering events identified for the IXIARO and DUKORAL CGU’s. Following the identification of a triggering event for the IXCHIQ CGU, an impairment test was performed. No material impairment reversal was booked in the year ended December 31, 2024.

A dedicated CGU was identified for Shigella resulting from the development collaboration license and commercialization agreement signed with LimmaTech Biologics AG in July 2024. For this newly identified CGU there were no indications of impairment.
IXIARO
No triggering event was identified for the year ended December 31, 2024. Further, the impairment test for the CGU of IXIARO did not result in any impairment for the year ended December 31, 2023.
DUKORAL
As at December 31, 2024, no triggering event was identified therefore no impairment testing was conducted that could have resulted in impairment charges. The impairment testing on DUKORAL for the year ended December 31, 2023 did not result in any impairment charges.
IXCHIQ
The impairment test for the IXCHIQ CGU as at December 31, 2024 did not result in any impairment requirement as the value in use for the CGU was considerably higher than the book value of its assets. Further details can be seen in the below sensitivity analysis.
Sensitivity to changes in assumptions
The net present value calculations are based upon assumptions regarding market size, expected sales volumes resulting in sales value expectations, expected royalty income or expected milestone payments. The calculations are based on projected sales of product but although on expected royalties and milestones payments to received. The net present value calculations are most sensitive to the following assumptions:
–discount rate
–reduction of expected revenues
The following table shows these parameters and their sensitivity to the overall result in case of described changes:

in € thousand (except ratios)	IXIARO	DUKORAL	IXCHIQ	Shigella	CTM*
WEIGHTED AVERAGE COST OF CAPITAL (WACC)
2024	— %	— %	8.79%	— %	— %
2023	9.08%	8.94%	9.04%	— %	— %
BREAK-EVEN WACC
2024	— %	— %	27.04%	— %	— %
2023	81.06%	8.04%	113.62%	— %	— %
IMPAIRMENT IF WACC INCREASES BY 1% (in € thousand)
2024	—	—	NO	—	—
2023	NO	3,330	NO	—	—
IMPAIRMENT IF SALES REDUCE BY 10% (in € thousand)
2024	—	—	NO	—	—
2023	NO	6,508	NO	—	—
* CTM CGU was sold in July 2023, see Note 5.21.
5.16 Financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each balance sheet date.
The valuation techniques utilized for measuring the fair values of assets and liabilities are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect management’s market assumptions.
The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. Furthermore, the Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available.

5.16.1 Financial instruments by category
The Group has materially only short-term assets and all of the financial instruments are categorized as assets at amortized costs. Financial instruments can be found in the following positions within the assets:

	Year ended December 31,
in € thousand	2024	2023
FINANCIAL INSTRUMENTS IN ASSETS
Trade receivables	35,205	41,645
Other assets (1)	1,256	1,109
Cash and cash equivalents	168,271	126,080
TOTAL ASSETS	204,731	168,834
(1)    Prepayments and tax receivables and other non-financial assets are excluded from the other assets balance, as this analysis is required only for financial instruments.

The Group has only financial instruments which are categorized as liabilities at amortized costs. Financial instruments can be found in the following positions within the liabilities:

	Year ended December 31,
in € thousand	2024	2023
FINANCIAL INSTRUMENTS IN LIABILITIES
Borrowings	187,373	176,847
Trade payables and accruals	35,522	44,303
Tax and employee-related liabilities (1)	13,107	10,815
Lease liabilities	28,941	31,969
Refund liabilities	26,141	39,941
Other liabilities (2)	79	34
TOTAL LIABILITIES	291,163	303,908

(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required only for financial instruments.
(2)    Deferred income is excluded from the other liabilities balance, as this analysis is required only for financial instruments.

5.16.2 Fair value measurements
As at December 31, 2024 and December 31, 2023, the Group did not have assets and liabilities measured through profit and loss. In both periods, the Group also did not subscribe to any foreign currency options nor foreign currency forwards. Due to the short-term nature of its financial instruments fair valuation has no effect on the financial position.
5.16.3 Foreign currency sensitivity analysis
The following table details the Group’s sensitivity of financial instruments to a 10% increase and decrease in currency units against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in pre-tax profit or a reduction in pre-tax loss.

With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

	Year ended December 31,
in € thousand	2024	2023
USD/EUR +10%	(16,973)	(24,079)
USD/EUR -10%	20,745	29,430
GBP/EUR +10%	8,525	4,760
GBP/EUR -10%	(10,420)	(5,817)
SEK/EUR +10%	(5,725)	(8,846)
SEK/EUR -10%	6,998	10,812
CAD/EUR +10%	3,178	2,368
CAD/EUR -10%	(3,884)	(2,894)
The effect in the USD/EUR relationship is mostly due to borrowings denominated in USD while the cash and working capital is predominantly on a EUR basis. The Group has not used any hedging instruments to reduce the impact of foreign exchange rate changes.
5.16.4 Credit quality of financial assets
The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates as follows:

	Year ended December 31,
in € thousand	2024	2023
TRADE RECEIVABLES
Receivables from governmental institutions (AAA-country)	—	205
Receivables from governmental institutions (AA-country)	5,202	11,535
Receivables from governmental institutions (A-country)	—	—
AA	—	—
A	3,184	—
Counterparties without external credit rating or rating below A	26,819	29,905
TRADE RECEIVABLES	35,205	41,645

OTHER ASSETS
A	—	—
Assets from governmental institutions (AA-country)	—	—
Counterparties without external credit rating or rating below A	1,256	1,109
OTHER ASSETS	1,256	1,109

CASH AND CASH EQUIVALENTS
AA	8,921	17,581
A	156,135	108,253
Counterparties without external credit rating or rating below A	3,214	245
CASH AND CASH EQUIVALENTS	168,271	126,080
The rating information refers to long-term credit ratings as published by Standard & Poor’s or another rating organization (equivalent to the Standard & Poor’s rating).
The maximum exposure to credit risk at the reporting date is the fair value of the financial assets.
5.16.5 Impairment of financial assets
Trade receivables
According to IFRS 9.5.5.15, the simplified approach (measuring the loss allowance at an amount equal to lifetime expected credit losses) has to be used for trade receivables, which do not contain a significant financing component. This is the case for the Group, as all trade receivables are short-term with a maturity lasting less than 12 months.
Loss allowances have to be established for each trade receivable based on the expected credit losses. Accordingly, at the end of each reporting period, trade receivables were adjusted through a loss allowance in accordance with the revised expected outcome.
According to IFRS 9.5.5.17, default probabilities should be determined on the basis of historical data but must be adjusted on the balance sheet date on the basis of up-to-date information and forward looking information. The analysis of the historical data showed as at December 31, 2024 and December 31, 2023 that losses incurred were immaterial, taking further into account the limited number of customers as well as credit checks mentioned in Note 5.2.5. Therefore, loss allowance was considered immaterial as at December 31, 2024 and December 31, 2023.
Other assets and cash and cash equivalents
Historically, no losses have been incurred on other assets measured at amortized costs and on cash and cash equivalents. As at December 31, 2024 and December 31, 2023, the expected credit loss was calculated using the cumulative expected default rate based on the counterparties’ ratings and was immaterial.
5.17 Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) at standard costs. The variances between the actual costs and the standard costs are calculated monthly and allocated to the inventory, so there is no difference between actual cost of manufacture and the value of inventory. Inventories exclude borrowing costs. Provisions for batches which fail to meet quality requirements and may not be sold (failed batches) are deducted from the value of inventories.

	Year ended December 31
in € thousand	2024	2023
Raw materials	28,086	35,379
Work in progress	36,832	38,094
Finished goods	19,493	12,968
Purchased goods (third party products)	4,762	3,626
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	89,173	90,067
Less: write-down provision	(35,510)	(45,601)
INVENTORIES	53,663	44,466

As of December 31, 2024 the decrease in gross amounts of inventories before write-down primarily related to a decrease in the inventory of raw materials and work in progress, which was partially offset by an increase in finished goods, namely, IXIARO, IXCHIQ and DUKORAL, and purchased goods from third parties.
The total write-down provision on inventory amounted to €35.5 million as of December 31,, 2024 (December 31, 2023: €45.6 million). The decrease in the write-down provision compared to the prior year was mainly attributable to the scrapping of the COVID-19 vaccine, VLA2001, in an amount of €14.0 million in 2024 (2023: €145.7 million) following the suspension of manufacturing of the product in 2022. All raw materials and work in progress related to VLA2001 that could not be repurposed and used for other products were written down during prior years.
Write-down provisions related to the inventory categories as follows:

	Year ended December 31
in € thousand	2024	2023
Raw materials	21,728	28,158
Work in progress	12,600	15,177
Finished goods	591	1,524
Purchased goods (third party products)	591	743
TOTAL WRITE-DOWN PROVISION	35,510	45,601
As at December 31, 2024, €17.2 million of the inventory reserves were attributable to VLA2001 (December 31, 2023: €31.2 million), of which €17.2 million related to raw materials (December 31, 2023: €26.6 million).
As at December 31, 2024, the remaining write-down provision of €17.2 million in raw materials and work in progress related to Valneva's commercialized vaccines IXIARO, DUKORAL and IXCHIQ (December 31, 2023: €12.2 million).
As at December 31, 2024, the write-down provision for finished goods for Valneva's commercialized vaccines IXIARO IXCHIQ and DUKORAL based on sales expectations and limited shelf life of the products, amounted to €0.6 million (December 31, 2023: €1.5 million).
A slight decrease in the provision for third party products was visible as at December 31, 2024 (December 31, 2023: €0.7 million).
5.18 Trade receivables
Trade receivables are initially recognized at fair value. The carrying amount of trade receivables is reduced through an allowance for doubtful account. When a trade receivable is considered uncollectible, it is written off against this allowance account.

Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the profit or loss.
Trade receivables include the following:

	Year ended December 31,
in € thousand	2024	2023
Trade receivables	35,257	41,714
Less: loss allowance of receivables	(52)	(69)
TRADE RECEIVABLES, NET	35,205	41,645
In 2024 and 2023, no material impairment losses were recognized. As at December 31, 2024, the amount of trade receivables past due (which is defined as being more than 30 days late) reached €2.0 million (December 31, 2023: €4.5 million). On December 31, 2023, an amount of €3.4 million came from a governmental authority with a credit rating of B+/B2, which was paid in the course of 2024 and led to the decrease in the outstanding amount.
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
As at December 31, 2024, trade receivables included €35.2 million (December 31, 2023: €41.6 million) of receivables from contracts with customers. The decrease is mainly due to payments received from Pfizer and a governmental authority.
5.19 Other assets
Other assets include the following:

	Year ended December 31
in € thousand	2024	2023
R&D tax credit receivables	31,208	43,762
Advance payments	399	759
Tax receivables	3,686	3,921
Prepaid expenses	8,878	4,468
Contract costs	3,710	3,710
Consumables and supplies on stock	767	872
Miscellaneous current assets	11	522
OTHER NON-FINANCIAL ASSETS	48,659	58,014
Deposits	198	194
Miscellaneous financial assets	1,058	916
OTHER FINANCIAL ASSETS	1,256	1,109
OTHER ASSETS	49,915	59,123
Less non-current portion	8,041	8,490
CURRENT PORTION	41,874	50,633

Due to the short term nature of the financial instruments included in other assets, their carrying amount is considered to be the same as their fair value.
The “R&D tax credit receivables” mainly relate to the research and development tax credit in Austria, Scotland, and France. The decrease in 2024 is due to the received payment of Austrian R&D tax credit related to the year 2021.
The increase in prepaid expenses is due to the upfront payment to Limmatech Biologics AG concerning the Shigella4V program amounting to €3.8 million.
The miscellaneous financial assets mainly relate to the grant received from Scottish Enterprise. For more information see Note 5.8.1.

5.20 Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

	Year ended December 31
in € thousand	2024	2023
Cash in hand	1	9
Cash at bank	168,269	126,071
Clearing accounts	—	(1)
CASH AND CASH EQUIVALENTS	168,271	126,080
As at December 31, 2024, and December 31, 2023, the Group had no restricted cash.
In 2024, the minimum liquidity requirement for the Group according to the D&O Loan Agreement (see Note 5.24.1) was €35 million.
5.21 Assets classified as held for sale
As at December 31, 2024, no assets were classified as held for sale and no transactions involving the reclassification of assets into this category occurred during the current financial year. This status reflects the fact that all assets continue to be used in the Group’s operations and that, at the date of preparation of the financial statements, no disposal is anticipated that would meet the criteria for reclassification as held for sale.
BliNK Biomedical SAS
Valneva previously held a 48.9% equity interest in BliNK Biomedical SAS, Marseille (BliNK), a private company not listed on a stock exchange. As a result of the management's intent to sell the equity interest, it was classified as an asset held for sale as of June 30, 2022.
On September 8, 2023, the Company sold its equity interest in BliNK. The proceeds of the sale amounted to €2.4 million. For the year ended December 31, 2023 the final sale resulted in a profit of €0.2 million. The transaction stipulates an earn-out component which entitles the Company to receive 0.006491% for each equity interest share of BliNK’s net revenue over a period of seven years. The Company has assessed the fair value of the earn-out component as at December 31, 2024 and 2023 to be immaterial.
Divestment of CTM Unit in Solna, Sweden
Valneva decided to divest its Clinical Trial Materials unit in Solna. The transfer of ownership of the unit took effect on July 1, 2023. With the payment of the proceeds, no remaining assets or liabilities held for sale were shown for the CTM unit as of December 31, 2024 and 2023..
5.22 Equity
5.22.1 Share capital and share premium
The ordinary shares and convertible preferred shares are classified as equity.

	Year ended December 31
Number of shares	2024	2023
Ordinary shares issued (€0.15 par value per share)	162,521,524	138,912,142
Convertible preferred shares registered	—	—
TOTAL SHARES ISSUED	162,521,524	138,912,142
Less Treasury shares	(124,322)	(124,322)
OUTSTANDING SHARES	162,397,202	138,787,820
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, if any, from the proceeds.
When the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes, if any) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or otherwise disposed of. In cases where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects is included in equity attributable to the Company’s equity holders.

The profit or loss for the year is fully included in net result, while other comprehensive income solely affects retained earnings and other reserves.
The following table shows the development of the number of outstanding shares:

	Year ended December 31
Number of shares	2024	2023
OUTSTANDING AS AT JANUARY 1	138,787,820	138,243,160
Share-based compensation exercises	609,382	544,660
Capital Increase	23,000,000	—
OUTSTANDING AT YEAR END	162,397,202	138,787,820
The Company has issued stock options to employees under various employee stock option plans (ESOPs) established in the last 10 years. For details, please refer to Note 5.23.
On September 13, 2024, the Company announced the successful pricing of its Private Placement for a total of 23,000,000 new ordinary shares having a nominal value of €0.15, being issued at a price of €2.66 each. Aggregate gross proceeds of the Global Offering, before deducting underwriting commissions and expenses payable by the Company, were €61.2 million. The €4.0 million transaction costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax resulting in a net proceeds of €57.1 million.
Conditional and authorized capital
As at December 31, 2024, the Company had 14,003,064 (December 31, 2023: 9,919,432) shares of conditional capital in connection with (see Note 5.23):
•the possible exercise of existing stock options; and
•the possible final grant of existing Free Ordinary Shares.

Pursuant to resolution No. 37 of the Combined General Meeting held on June 26, 2024, the maximum aggregate amount of capital increases that may be carried out, with immediate effect or in the future, under resolutions 29 to 37 of said Meeting, may not exceed €5.175 million, it being specified that to this maximum aggregate amount will be added the additional nominal amount of shares or securities to be issued in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities or other rights giving immediate and/or future access to the capital of the Company.
5.22.2 Other reserves

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2024	52,820	(1,871)	(645)	24,301	(9,517)	65,088
Currency translation differences	—	(1,329)	—	—	—	(1,329)
Defined benefit plan actuarial losses	—	49	—	—	—	49
Share-based compensation expense	—	—	—	9,395	—	9,395
BALANCE AS AT DECEMBER 31, 2024	52,820	(3,151)	(645)	33,696	(9,517)	73,203

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2023	52,820	(5,041)	(645)	17,636	(9,517)	55,252
Currency translation differences	—	3,300	—	—	—	3,300
Defined benefit plan actuarial gains	—	(130)	—	—	—	(130)
Share-based compensation expense	—	—	—	6,666	—	6,666
BALANCE AS AT DECEMBER 31, 2023	52,820	(1,871)	(645)	24,301	(9,517)	65,088
Other regulated reserves contain a non-distributable mandatory legal reserve from the merger with Intercell AG.
The Company did not obtain a dividend from its subsidiaries or pay a dividend to its shareholders in 2024 and 2023.

5.23 Share-based compensation
The Company operates various share-based compensation plans, both equity-settled and cash-settled plans. The consolidated statement of profit or loss includes the following expenses arising from share-based payments:

	Year ended December 31,
in € thousand	2024	2023	2022
Stock option plans	7,894	5,152	1,916
Free ordinary shares program	1,501	1,514	719
Phantom shares	(685)	(390)	(11,291)
SHARE-BASED COMPENSATION EXPENSE /(INCOME)	8,710	6,276	(8,656)

5.23.1 Stock option plans
The fair value of such share-based compensation is recognized as an expense for employee services received in exchange for the grant of the options. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Annually, the Group revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement and makes a corresponding adjustment to equity.
The proceeds received net of any directly attributable transaction costs are credited to nominal capital (nominal value) and share premium (amount exceeding nominal value) when the options are exercised.
Beginning in 2013, the Company granted stock options to employees and management pursuant to eight successive plans.
Stock options granted from 2013 to 2017 are exercisable in two equal portions after being held for two and for four years (the vesting periods), while stock options granted from 2019 onwards are exercisable in three equal portions after being held for one year, two years and three years. Stock options granted in 2019 are subject to performance conditions.
All options expire no later than ten years after being granted. Stock options are not transferable or negotiable and unvested options lapse without compensation upon termination of employment with the Group (forfeiture). Stock options granted from 2013 onwards vest with the effectiveness of the takeover of more than 50% of the outstanding voting rights of the Group. As this change of control event was considered remote, it has not been considered in the determination of the vesting period.
Changes in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2024			2023
	Number of options	Number of shares available	Average exercise price (in € per share)	Number of options	Number of shares available	Average exercise price (in € per share)
OUTSTANDING AS AT JANUARY 1	8,550,802	8,550,802	5.02	5,774,339	5,776,114	4.90
Granted	4,957,716	4,957,716	2.62	3,441,269	3,441,269	5.25
Expired	—	—	N/A	(3,648)	(4,015)	2.92
Forfeited	(1,036,473)	(1,036,473)	4.47	(647,024)	(647,024)	5.25
Exercised	—	—	N/A	(14,134)	(15,542)	2.92
OUTSTANDING AT YEAR END	12,472,045	12,472,045	3.44	8,550,802	8,550,802	5.02
Exercisable at year end	4,766,957	4,766,957	4.61	3,296,856	3,296,856	3.98
No employee stock options were exercised in 2024, whereas 14,134 employee stock options (of which 14,134 were granted from ESOP 2013) were exercised in 2023.

Stock options outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of options as at December 31, (presentation as number of convertible shares)
Expiry date		2024	2023
2025	3.92	43,655	43,655
2026	2.71	14,500	14,500
2027	2.85	551,475	551,475
2029	3.05	1,596,166	1,770,676
2032	6.47	2,339,974	2,750,477
2033	5.25	3,005,809	3,420,019
2034	2.62	4,920,466	—
OUTSTANDING AT YEAR END		12,472,045	8,550,802.00
During 2024, 4,957,716 stock options were granted (2023: 3,441,269). The weighted average grant date fair value of options granted during 2024 was €1.84 (2023: €3.22). The fair value of the granted options was determined using the Black Scholes valuation model.
The significant inputs into the models were:

As at Oct 2024
Expected volatility (%), based on historical volatility	75.42%
Expected vesting period (term in years)	5.50 – 6.50
Risk-free interest rate (%)	2.03% – 2.43%
5.23.2 Free ordinary shares
In 2024, the Company’s Board of Directors granted 991,643 free ordinary shares for the benefit of Executive Committee and members of the Company’s senior management (2023: 445,320). The purpose of these free share plans is to provide a long-term incentive program for the Company’s senior management.
The number of free ordinary shares granted was as follows:

	Year ended December 31,
Number of free ordinary shares granted	2024	2023
Executive Committee (formerly Management Board)	572,793	263,842
Senior Leadership Group	418,850	181,478
FREE ORDINARY SHARES GRANTED	991,643	445,320
In accordance with the foregoing, changes in the outstanding free ordinary shares are as follows:

	Year ended December 31,
Number of free shares	2024	2023
OUTSTANDING AS AT JANUARY 1	1,368,630	1,487,667
Granted	991,643	445,320
Forfeited	(265,872)	(14,725)
Exercised	(609,382)	(549,632)
OUTSTANDING AT YEAR END	1,485,019	1,368,630
Subject to vesting conditions (service conditions), the free share granted to a participant will vest in and be definitely delivered to that participant in three tranches. Each tranche will amount to one third of the total individual allocation. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.
The first and the second tranche for the free shares granted in 2024 will vest on October 22, 2026, and the third tranche will vest on October 22, 2027.
Following the vesting of the free shares, no compulsory holding period will apply to the vested shares.
The expenses arising from the free ordinary share plan is the number of shares granted expected to vest multiplied with the share price at the grant date.
The 2024, 2023 and 2022 plans further provide for accelerated vesting of the free shares in the event of a Change of Control (as defined in the applicable terms & conditions) occurring no earlier than two years after the grant date. For the 2022 plan that is October 10, 2024, for the 2023 plan it is December 15, 2025, and for the 2024 plan it is October 22, 2026. As management considered the chance of a Change of Control remote at the grant date, this was not included in the determination of the vesting period. In addition, the plan provides for the possibility to remain entitled to a prorated number of shares, for any unvested tranche, in case of retirement of a beneficiary before complete vesting. Finally, the terms and conditions applicable to the free share plans state that if a Change of Control takes place before the specified date and section III of Article L. 225-197-1 of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the participants for the loss of unvested free shares, subject however to all required shareholder approvals where corporate officers are concerned. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable terms and conditions of the plan will apply to this calculation, mutatis mutandis.
In accordance with the decisions of the Board of Directors of June 25, 2024 and October 22, 2024, and by application of section II (5th paragraph) of Article L. 225-197-1 of the French Commercial Code when applicable, the beneficiaries that are corporate officers, i.e. the CEO (Directeur Général) and the Associate Managing Officers (Directeurs Généraux Délégués), and each of the other members of the Executive Committee should keep not less than 20% of the vested free shares of each tranche until termination of both their Executive Committee membership and (as applicable) their corporate office.
5.23.3 Phantom shares
In 2017, 2019 and 2020, phantom share plans were issued for employees who are U.S. citizens, with the same conditions as the stock option and free ordinary share programs (see above) but which will not be settled in equity, but in cash. Therefore, it is considered as a cash settled plan. The liability for the phantom shares is measured (initially and at the end of each reporting period until settled) at the fair value of the share options rights, by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
No new phantom shares were granted in 2024 or in 2023.
In accordance with the foregoing, changes in the outstanding phantom shares are as follows:

	Year ended December 31,
Number of phantom shares	2024	2023
OUTSTANDING AS AT JANUARY 1	410,500	670,500
Granted	—	—
Forfeited	(161,000)	(50,000)
Exercised	(210,000)	(210,000)
OUTSTANDING AT YEAR END	39,500	410,500
The carrying amount of the liability relating to the phantom shares as at December 31, 2024 was €1.4 thousand (December 31, 2023: €1.4 million). The fair values of the granted options were determined on the balance sheet dates using the Black Scholes valuation model.
Phantom shares outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of phantom shares as at December 31,
Expiry date		2024	2023
2027	2.85	6,250	6,250
2029	3.05	33,250	194,250
2030	—	—	210,000
OUTSTANDING AT YEAR END		39,500	410,500
The significant inputs into the models were:

Year ended December 31,
	2024	2023
Expected volatility (in %)	53.47%	51.26%
Expected vesting period (term in years)	—	—
Risk-free interest rate (in %)	2.31%	2.10%
5.24 Borrowings
Borrowings are initially recognized at fair value if determinable, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Borrowings of the Group at period-end include the following:

	Year ended December 31,
in € thousand	2024	2023
NON-CURRENT
Debentures and other loans	166,521	132,768
CURRENT
Debentures and other loans	20,852	44,079
TOTAL BORROWINGS	187,373	176,847
As at December 31, 2024, the carrying amount of bank borrowings and other loans was €187.4 million. Of this, €180.8 million related to the D&O Loan Agreement. Other borrowings related to financing of research and development expenses included the CIR (research and development tax credit in France) of €3.5 million (December 31, 2023: €3.6 million) and the CEPI grant in the amount of €3.0 million (December 31, 2023: €5.7 million), which relates to advance payments that are expected to be paid back in the future.
The maturity of the borrowings is as follows:

	Year ended December 31,
in € thousand	2024	2023
Between 1 and 3 years	132,489	62,378
Between 3 and 5 years	33,349	70,390
Over 5 years	683	—
NON-CURRENT BORROWINGS	166,521	132,768
Current borrowings	20,852	44,079
TOTAL BORROWINGS	187,373	176,847
The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	Year ended December 31,
in € thousand	2024	2023
Borrowings denominated in EUR	3,540	3,581
Borrowings denominated in USD	183,833	173,266
TOTAL BORROWINGS	187,373	176,847

5.24.1 Other loans
As at December 31, 2024, a total of $200.0 million has been drawn under the D&O Loan Agreement. The book value of the loan amounts to $187.9 million (€180.8 million). Following amendments to the D&O Loan Agreement, in March 2024, the interest-only period on the initial $100.0 million (€93.4 million) tranche lasts until the first quarter of 2026, and this portion of the loan will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million lasts until the first quarter of 2027, and this portion of the loan will mature in the third quarter of 2028. The interest rate on all tranches remains unchanged at 9.95%, translating into an effective interest rate for the first draw of 14.17% and for the second draw of 13.47% as of December 31, 2024. Transaction costs amounting to $0.9 million ($11.2 million in December 31, 2023) have been deducted from the loan proceeds received in December 31, 2024. The net present value of the modified loan was less than 10% different from the previous net present value of the loan, therefore the modification is not treated as an extinguishment under IFRS 9.
The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The minimum liquidity requirement is €35.0 million for 2024. The twelve-month rolling minimum revenue requirement of €115.0 million is effective for 2024. The Group does not expect these limitations to affect its ability to meet its cash obligations. As at December 31, 2024, the Group’s consolidated liquidity or net revenues did not fall below the covenant minimum values.

The D&O Loan Agreement is included in the balance sheet item “Borrowings” and developed as follows:

in € thousand	2024	2023
BALANCE AS AT JANUARY 1	167,520	89,182
Proceeds of issue	—	91,111
Transaction costs	(944)	(11,198)
Accrued interest	22,530	12,942
Payment of interest	(18,978)	(11,022)
Exchange rate difference	10,713	(3,494)
BALANCE AS AT CLOSING DATE	180,841	167,520
Less: non-current portion	(161,420)	(127,119)
CURRENT PORTION	19,421	40,401
5.24.2 Borrowings and other loans secured
As at December 31, 2024, €184.4 million (December 31, 2023: €171.1 million) of the outstanding borrowings and other loans were guaranteed, secured, or pledged. These borrowings and other loans related to financing of research and development expenses, fixed assets and CIR (R&D tax credit in France) and have various conditions (interest rates) and terms (maturities).
5.24.3 Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. As at December 31, 2024, and December 31, 2023, the resulting calculations revealed no material difference between the carrying amount and the fair value.
5.25 Trade payables and accruals
Trade payables and accruals include the following:

	Year ended December 31
in € thousand	2024	2023
Trade payables	12,639	17,564
Accrued expenses	22,883	26,739
TOTAL	35,522	44,303
Less non-current portion	—	—
CURRENT PORTION	35,522	44,303

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature. All trade payables and accruals are current.
5.26 Tax and employee-related liabilities
Liabilities for tax and employee-related liabilities are generally measured at amortized costs. Liabilities related to employees comprise mainly accruals for bonuses and unconsumed vacations. The line social security and other taxes consists of amounts owed to tax authorities and social security institutions.

	Year ended December 31
in € thousand	2024	2023
Employee-related liabilities	13,107	10,815
Social security and other taxes	6,350	5,394
BALANCE AS AT DECEMBER 31	19,458	16,209
Less non-current portion	—	—
CURRENT PORTION	19,458	16,209

5.27 Lease liabilities
Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	Year ended December 31,
in € thousand	2024	2023
OPENING NET BOOK VALUE	31,969	53,574
Additions	237	3,759
Revaluation due to variable payments	1,399	(2)
Termination of contracts	(1,100)	(22,539)
Lease payments	(3,425)	(4,286)
Interest expenses	813	1,183
Exchange rate differences	(952)	280
CLOSING NET BOOK VALUE	28,941	31,969
In 2024, lease liabilities decreased by €3.0 million, mainly due to a lease contract termination in Scotland, an early termination of some leased office spaces in France and redemption of lease liabilities in Sweden. In addition, variable lease payments connected to an index in Sweden were revalued to the current index value.
The maturity of non-current lease liabilities is as follows:

	Year ended December 31,
in € thousand	2024	2023
Between 1-3 years	5,203	5,313
Between 3-5 years	5,083	5,414
Over 5 years	16,147	18,362
NON-CURRENT LEASE LIABILITIES	26,432	29,090
Current lease liabilities	2,508	2,879
TOTAL LEASE LIABILITIES	28,941	31,969
The carrying amounts of the Group’s lease liabilities are denominated in the following currencies:

	Year ended December 31,
in € thousand	2024	2023
EUR	1,078	1,479
SEK	26,870	28,308
Other	992	2,182
TOTAL LEASE LIABILITIES	28,941	31,969
5.28 Contract liabilities
A contract liability has to be recognized when the customer has already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.
Development of contract liabilities is presented in the table below:

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	5,697	9,411
Revenue recognition	(462)	(4,394)
Redemption	(4,777)	—
Addition	2,500	1,870
Other releases	—	(1,032)
Exchange rate differences	53	(159)
BALANCE AS AT CLOSING DATE	3,010	5,697
Less non-current portion	—	—
CURRENT PORTION	3,010	5,697

As at December 31, 2024, the redemption in the amount of €4.8 million mainly relates to U.S. distributor agreements, for which the obligation to replace vaccine doses was fulfilled in 2024. An upfront payment of €2.5 million is shown under additions and refer to the master collaboration and license agreement with Serum Institute of India regarding IXCHIQ.
In the year ended December 31, 2023, we recognized revenue in the amount of €3.8 million from the Advanced Purchase Agreement (APA) for VLA2001 with the Kingdom of Bahrain. The other releases of €1.0 million were from the divestment of Valneva’s CTM Unit in Solna as of July 1, 2023.
5.29 Refund liabilities
A refund liability has to be recognized when the customer has already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in future.
Development of refund liabilities during the period is presented below:

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	39,941	143,085
Additions	4,013	465
Payments	(979)	(352)
Other releases	(18,922)	(108,542)
Revenue recognition	—	(40)
Interest expense capitalized	360	8,419
Exchange rate difference	1,728	(3,095)
BALANCE AS AT CLOSING DATE	26,141	39,941
Less non-current portion	(6,491)	(6,303)
CURRENT PORTION	19,650	33,637

As at December 31, 2024, from the total refund liability of €26.1 million, €18.6 million (all-current) are connected to the Collaboration and License Agreement with Pfizer. In the first half of 2024 payments were made by Valneva in connection with the terms and schedule of the Agreement, which are disclosed under other releases. In addition, services provided by Valneva during 2024 resulted in additions to the refund liability.
Refund liabilities of €6.5 million (of which €6.5 million is non-current) relate to the expected payment to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreements (SAA) in 2019.
An amount of €1.1 million relates to refund liabilities mainly due to statistical return provision and rebates as at December 31, 2024  (December 31, 2023: €0.3 million).
As at December 31, 2023, €33.1 million originated from the collaboration with Pfizer and €6.5 million (of which €6.3 million was non-current) related to the expected payment to GSK from the termination of the SAA in 2019.

5.30 Provisions
5.30.1 Provisions for employee commitments

	Year ended December 31
in € thousand	2024	2023
Employer contribution costs on share-based compensation plans	81	1,684
Phantom shares	1	1,421
Retirement termination benefits	515	459
Leaving indemnities and restructurings	964	670
BALANCE AS AT CLOSING DATE	1,561	4,234
Less non-current portion	546	490
CURRENT PORTION	1,015	3,744

Share-based provisions
Employer contribution costs on share-based compensation plans and phantom shares are calculated at the balance sheet date using the share price of Valneva as at December 31, 2024: €2.16 (December 31, 2023: €4.72). The decrease in these provisions as at December 31, 2024 is mainly due to the share price movement.
Retirement termination benefits
Some Group companies provide retirement termination benefits to their retirees.
For defined benefit plans, retirement costs are determined once a year:
•From December 31, 2021 onward, under the new calculation method proposed by the IFRS IC and according to the updated recommendation of the ANC n 2013-02 as at December 31, 2021: under this method, when the plan provides for the payment of an indemnity to the employee, if he or she is present at the date of retirement, the amount of which depends on seniority and is capped at a certain years of service, the commitment must be calculated solely on the basis of the years of service prior to the retirement date.
The final obligation is then discounted. These calculations mainly use the following assumptions:
•a discount rate;
•a salary increase rate;
•an employee turnover rate.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.
For basic schemes and defined contribution plans, the Group recognizes the contributions as expenses when payable, as it has no obligations over and above the amount of contributions paid.
Assumptions used

	Year ended December 31
in € thousand	2024	2023
Discount rate	3.40%	3.20%
Salary increase rate	2.50%	2.50%
Turnover rate	0%-21.35%	0%-21.35%
Social security rate	43.00%-47.00%	43.00%-47.00%
Average remaining lifespan of employees (in years)	20	22
Changes in defined benefit obligation
Present value of obligation development:

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	459	330
Current service cost	105	(1)
Actuarial losses/(gains)	(49)	130
BALANCE AS AT CLOSING DATE	515	459

5.30.2 Other provisions

	Year ended December 31
in € thousand	2024	2023
Non-current	—	584
Current	5,671	7,091
PROVISIONS	5,671	7,675

The position mostly comprises €5.2 million from a provision for expected legal and settlement costs under a court proceeding related to the Intercell AG/Vivalis SA merger (December 31, 2023: €5.2 million). For further information on this court proceeding, please see Note 5.33.

5.31 Other liabilities

	Year ended December 31,
in € thousand	2024	2023
Deferred income	5,028	513
Other financial liabilities	79	34
Miscellaneous liabilities	91	125
OTHER LIABILITIES	5,198	671
Less non-current portion	(46)	(79)
CURRENT PORTION	5,152	592

As at December 31, 2024 other liabilities increased to €5.2 million mainly due to deferred income related to the second agreement signed with CEPI.

5.32 Cash flow information
5.32.1 Cash generated from operations
The following table shows the adjustments to reconcile net loss to net cash generated from operations:

	Year ended December 31,
in € thousand	2024	2023	2022
PROFIT/(LOSS) FOR THE PERIOD	(12,247)	(101,429)	(143,279)

Gain from sale of Priority Review Voucher, net	(90,833)	—	—
ADJUSTMENTS FOR NON-CASH TRANSACTIONS:
Depreciation and amortization	19,586	17,584	21,036
Write-off/impairment fixed assets/intangibles	—	(731)	23,249
Share-based compensation expense	7,975	5,111	(8,656)
Income tax expense/(income)	761	2,800	(1,536)
Dividends received from associated companies	—	—	—
(Profit)/loss from disposal of property, plant, equipment and intangible assets	(266)	(12)	38
Share of (profit)/loss from associates	—	—	(9)
(Profit)/loss from disposal held for sale	—	580	—
Provision for employer contribution costs on share-based compensation plans	(1,594)	(1,659)	(22,933)
Other non-cash (income)/expense	895	(804)	14,088
Interest income	(2,362)	(1,210)	(260)
Interest expense	23,984	23,325	19,054
TOTAL ADJUSTMENTS FOR NON-CASH TRANSACTIONS	48,979	44,984	44,070
CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES (EXCLUDING THE EFFECTS OF ACQUISITION AND CONSOLIDATION):
Other non-current assets	449	(192)	10,981
Long term contract liabilities	—	—	(5,241)
Long term refund liabilities	—	1,136	(154,833)
Other non-current liabilities and provisions	(629)	(430)	1,379
TOTAL CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES	(180)	514	(147,713)
CHANGES IN WORKING CAPITAL (EXCLUDING THE EFFECTS OF ACQUISITION AND EXCHANGE RATE DIFFERENCES ON CONSOLIDATION):
Inventory	(6,803)	(9,165)	84,224
Trade and other receivables	15,707	(2,855)	12,401
Contract liabilities	(2,793)	(3,471)	(114,603)
Refund liabilities	(14,183)	(112,689)	33,764
Trade and other payables and provisions	(3,321)	(17,398)	(14,053)
Total changes in working capital	(11,394)	(145,578)	1,732
CASH GENERATED/(USED) IN OPERATIONS	(65,674)	(201,509)	(245,189)
(1)    In the year ended December 31, 2022, the position “employee benefit other than share-based compensation” includes an income of €23.2 million, which resulted from release of the employer contribution provision, which was accounted for as of December 31, 2021 for the payable at the exercise of the IFRS 2 programs.
(2)    As at December 31, 2022, the terms of the royalty and the CAPEX obligation towards the UK Authority were redefined under the 2022 settlement agreement. Management assessed the likelihood for this future obligation as remote. This resulted in a reduction of refund liabilities and recognition of other revenues recognized of €169.2 million.

5.32.2 Reconciliation of liabilities arising from financing activities
Liabilities arising from financing activities are those for which cash flows were (or future cash flows will be) classified in the Group’s consolidated statement of cash flows as cash flows from financing activities. The below table illustrates the development of borrowings. For development of lease liabilities see Note 5.27.

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	176,847	98,806
Proceeds of issue	910	92,309
Transaction costs	(944)	(11,198)
Repayments	(3,734)	(2,097)
Revaluations	(385)	393
Accrued interest	22,862	13,365
Payment of interest	(19,156)	(11,025)
Exchange rate difference	10,974	(3,706)
BALANCE AS AT DECEMBER 31	187,373	176,847

5.33 Commitments and contingencies
As at December 31, 2024, there were €3.5 million of capital expenditure contracted, mainly related to manufacturing sites (December 31, 2023: €3.7 million). The contracts are all related to the finalization of the Almeida building in Scotland, the new manufacturing facility and production site for IXIARO and IXCHIQ and to manufacturing equipment in Sweden for DUKORAL production site.
As at December 31, 2024 there were €39.3 million related to R&D collaboration agreements These commitments include milestone payments depending on successful clinical development or meeting specific revenue targets. The amount disclosed represents the maximum that would be paid if all milestones achieved.
5.33.1 Other commitments, pledges and guarantees
The other commitments mainly relate to royalty payments and consist of:

	Year ended December 31,
in € thousand	2024	2023
Loans and grants	—	6
Royalties	6,025	6,798
OTHER COMMITMENTS	6,025	6,804
The pledges consist of:

	Year ended December 31,
in € thousand	2024	2023
Pledges on bank accounts	164,546	121,085
GUARANTEES AND PLEDGES	164,546	121,085
The stated pledges on cash at banks originate from the requirements of the D&O Loan Agreement which in addition is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by the Company and certain of its subsidiaries. For more information about this loan agreement, please refer to Note 5.24.
5.33.2 Contingencies and litigations
Following the merger between the companies Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings before the Commercial Court of Vienna to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used in the merger.
In October 2021, Valneva received an opinion from a court-appointed expert regarding the exchange ratio. The expert confirmed the calculation used previously, but also recommended the calculation of safety margins. Additionally, the expert addressed the cash compensation paid to departing shareholders and recommended an increase in such compensation. The expert provided a supplemental opinion in April 2022, and the judicial committee in charge of the proceedings gave its opinion to the Commercial Court of Vienna in April 2023.

Nonetheless, the final outcome will depend on the court’s position on specific legal points and the Court has not made a final decision yet. The Company therefore assessed the probability of several scenarios and decided to hold a provision of €5.2 million to cover the reassessed risk and potential legal costs (December 31, 2023: €5.2 million).
5.34 Related-party transactions
In the year ended December 31, 2024, there have been some changes to related parties. As the business evolved, management reassessed the contract with Groupe Grimaud La Corbière SAS, Sevremoine (France) and its affiliate Vital Meat SAS. It was determined that they are no longer considered as related parties. Bpifrance, Maisons-Alfort (France) is still considered as related party with significant influence through a membership in the Company’s Board of Directors.
Additionally, there have been some changes in the key management personnel during the year. Since the transition to a one-tier governance model, in December 2023, the key management consists of the Board of Directors as well as the Executive Committee while until December 2023, it included the Management Board and the Supervisory Board.
5.34.1 Rendering of services
Transactions with related parties are carried out similar to those of the market:

	Year ended December 31,
in € thousand	2024	2023	2022
Provision of services:
Operating activities	391	260	1,200
Financing activities	194	76	8
PROVISION OF SERVICES	585	335	1,208
Services provided by Valneva to Groupe Grimaud La Corbière SAS, a shareholder of Valneva, were considered related party transactions until September 30, 2024 and consist of services within a collaboration and research license agreement and of the provision of premises and equipment and sale of patents and cells.
Operating activities include Valneva’s agreement with Vital Meat SAS, an affiliate of Group Grimaud La Corbière SAS, to which Valneva transferred certain assets (patent and cell lines) for a consideration of €1.0 million in the year ended December 31, 2022.
From June 2022 onward, Bpifrance qualifies as a related party since it is a shareholder of Valneva with significant influence through its membership of the Company's Board of Directors. Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research Tax Credits for 2021, 2022 and 2023 from Bpifrance. The total amount borrowed from Bpifrance is €3.5 million. A commitment fee of 0.5% as well as interest at the EURIBOR one-month average rate of the previous month (the rate mentioned is a variable rate deducted at nil percent if it were to be negative) plus 1.7% p.a. is applicable to these borrowed amounts (see table above).
The borrowings related to the Research Tax Credits outstanding:

in € thousand	Amount	Grant date
BPI payable relating to Research tax credit 2021	1,419	November 2022
BPI payable relating to Research tax credit 2022	1,198	December 2023
BPI payable relating to Research tax credit 2023	910	November 2024
5.34.2 Key management compensation
The aggregate compensation of the key management (including Executive Committee and Board of Directors) was as follows:

	Year ended December 31,
in € thousand	2024	2023	2022
Salaries and other short-term employee benefits	4,624	3,439	3,172
Other long-term benefits	83	52	45
Share-based payments (expense of the year)	3,128	2,145	722
KEY MANAGEMENT COMPENSATION	7,835	5,636	3,939
In the year ended December 31, 2024, the aggregate compensation of the members of the Company’s Executive Committee (former Management Board) amounted to €7.4 million (2023: €5.2 million, 2022: €3.6 million) and represents primarily salaries and share-based payments. The increase in ‘Salaries and other short-term employee benefits’ relates to additional two Executive Committee members. ‘Share-based payments’ increased due to the new free ordinary shares and stock options granted during 2024.
The presented key management compensation includes that of the Board of Directors in the amount of €0.5 million for the year ended December 31, 2024 (2023: €0.5 million; 2022: €0.4 million).

5.35 Events after the reporting period
IXIARO® new Supply Contract with the U.S. Government
Valneva SE signed a new $32.8 million contract with the United States (U.S.) Department of Defense (DoD) for the supply of its Japanese encephalitis (JE) vaccine, IXIARO. Under this new one year contract, the DoD will buy a minimum of $32.8 million worth of IXIARO vaccines and has the possibility to purchase additional doses during the coming twelve months